This is a confidential draft submission to the U.S. Securities and Exchange Commission on April 16, 2021 and it not
being filed under Securities Act of 1933, as amended.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HONGLI GROUP INC.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	3569	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Beisanli Street, Economic Development Zone

Changle County, Weifang

Shandong, China 262400

Tel: +86 0536-2185222

(Address, including zip code, and telephone number, including area code, of principal executive offices)

[●]

[ADDRESS]

(Name, address including zip code, and telephone number, including area code, of agent for service)

Copies to:

Arila Zhou, Esq. Hunter Taubman Fischer & Li LLC 800 Third Avenue, Suite 2800 New York, NY 10022 Tel: 212-530-2232	[●], Esq. [●] [●] Tel: [●]

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☐

CALCULATION OF REGISTRATION FEE
Title of Class of Securities to be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price (2)(3)	Amount of Registration Fee
Ordinary Shares par value $[●] per share sold by the Registrant	[●]	[●]	[●]	[●]
Underwriters’ compensation warrants (4)	[●]	[●]	[●]	[●]
Class A Ordinary Shares underlying underwriter’s warrants	[●]	[●]	[●]	[●]
Total	[●]	[●]	[●]	[●]

(1)	Includes [●] Ordinary Shares, par value $0.0001 per share (each, a “Share”, collectively, “Shares”) subject to the underwriter’s option to purchase additional shares.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)	Includes the offering price of any additional Shares that the underwriter has the option to purchase.

(4)	We have agreed to issue upon the closing of this Offering, compensation warrants to [●] (“[●]”), as representatives of the underwriters, entitling them to purchase up to [●]% of the aggregate Shares being sold in this Offering. The exercise price of the compensation warrants is equal to [●]% of the offering price of the Shares offered hereby. Assuming a maximum placement and an exercise price of $[●] per Share, we would receive, in the aggregate, $[●] upon exercise of the compensation warrants, of which there can be no guarantee. The compensation warrants are exercisable commencing [●] ([●]) months after the date of effectiveness of the Registration Statement of which this prospectus forms a part and will terminate five years after the date of effectiveness. An underwriting discount or spread equal to [●]% of the aggregate offering price will also be provided to underwriters. The Registration Statement of which this prospectus is a part also covers the Shares issuable upon the exercise thereof. For additional information regarding our arrangement with the underwriters, please see “Underwriting” beginning on page 124.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement is filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●]

HONGLI GROUP INC.

[●] Ordinary Shares

This is an initial public offering of our ordinary shares. We are offering on a firm commitment basis our ordinary shares, par value $0.0001 per share (“Ordinary Shares”). Prior to this offering, there has been no public market for our Ordinary Shares. We expect the initial public offering price to be in the range of $[●] to $[●] per Ordinary Share. We have applied and received the approval letter from Nasdaq to have our Ordinary Shares listed on Nasdaq Capital Market under the symbol “HLP”. However, there can be no assurance that the offering will be closed and our Ordinary Shares will be trading on Nasdaq Capital Market.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 14 to read about factors you should consider before buying our Ordinary Shares.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 11 of this prospectus for more information.

Following the completion of this offering, our largest shareholders will beneficially own approximately [●]% of the aggregate voting power of our outstanding Ordinary Shares. As such, we will be deemed a “controlled company” within the meaning of the Nasdaq listing standards. However, we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq listing standards. See “Risk Factors” and “Management—Controlled Company.”

This prospectus does not constitute, and there will not be, an offering of securities to the public in the Cayman Islands.

	Per share		Total
Initial public offering price(1)	$	[●]	$	[●]
Underwriting discounts and commissions (2)	$	[●]	$	[●]
Proceeds to us, before expenses(3)	$	[●]	$	[●]

(1)	Initial public offering price per share is assumed as $[●] per share, which is the midpoint of the range set forth on the cover page of this prospectus. The table above assumes that the underwriter does not exercise its over-allotment option. For more information, see “Underwriting” in this prospectus.
(2)	We have agreed to pay the underwriters a discount equal to (a) [●] percent ([●]%) for any amount of Ordinary Shares from investors sourced by underwriters; and (c) [●] percent and half ([●]%) for any amount of Ordinary Shares from investors sourced by us. We have also agreed to issue, on the closing date of this offering, underwriter’s warrants to the underwriter in an amount equal to [●]% of the aggregate number of Ordinary Shares sold by us in this offering, excluding the Ordinary Shares sold as a result of the underwriter’s election to exercise its over-allotment option. See “Underwriting” in this prospectus for more information regarding our arrangements with the underwriter.
(3)	We expect our total cash expenses for this offering (including cash expenses payable to our underwriter for its out-of-pocket expenses) not to exceed $[●], exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation, such as 1% of the total offering amount as the underwriter’s non-accountable expenses. These payments will further reduce proceeds available to us before expenses. For a detailed description of the compensation to be received by the underwriter, see “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriter is obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. We have granted the underwriter an option for a period of 45 days after the effective date of this registration statement to purchase up to 15% of the total number of the Ordinary Shares to be offered by us pursuant to this offering (excluding Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the underwriter exercises the option in full, and assuming an offering price of $[●] per Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus, the total gross proceeds to us, before underwriting discounts and expenses, will be $[●].

The underwriter expects to deliver the Ordinary Shares against payment as set forth under “Underwriting,” on or about [●], 2021.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[●]

The date of this prospectus is [●]

You should rely on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy the Ordinary Shares, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares.

Neither we nor the underwriter have taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Ordinary Shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Until [●], 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

COMMONLY USED DEFINED TERMS

●	Depending on the context, the terms “we,” “us,” “our company,” “our”, “Hongli” and “Hongli Cayman” refer to Hongli Group Inc., a Cayman Islands company, and its subsidiaries and affiliated companies.

●	“Controlling Shareholder” refers to Jie Liu;

●	“CRF” refers to cold roll forming.

●	“CNC” refers to computer number control.

●	“Hongli Development” refers to Hongli Development Limited, a British Virgin Islands company.

●	“Hongli Technology” refers to Hongli Technology Limited, a British Virgin Islands company.

●	“Hongli HK” refers to Hongli Hong Kong Limited, a Hong Kong Company.

●	“Hongli Shandong” refers to Shandong Hongli Special Section Tube Company Limited, a PRC company.

●	“Haozhen Beijing” refers to Beijing Haozhen Heavy Industry Technology Company Limited, a PRC company.

●	“Hongli WFOE” refers to Shandong Xiangfeng Heavy Industry Co., Ltd., a PRC company.

●	“Maituo Shandong” refers to Shandong Maituo Heavy Industry Company Limited, a PRC company.

●	“Haozhen Shandong” refers to Shandong Haozhen Heavy Industry Technology Company Limited, a PRC company.

●	“ROP” refers to a rollover protective structure.

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this prospectus only, Macau, Taiwan and Hong Kong.

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Hongli Group, Inc., par value $0.0001 per share;

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

ii

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	the development of future company-owned branches;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares.

Our Company

We, Hongli Group Inc., operating through our PRC subsidiaries, are one of the leading roll forming profile manufactures in China that design, customize and manufacture roll forming profiles for machineries and equipment in a variety of sectors including but not limited to mining and excavation, construction, agriculture and transportation.

With more than 20-year operation, we have developed customers in more than 30 main cities in China and a global network covering the U.S., Sweden, Japan and South Korea. Our customers include large corporations and international enterprises such as Weichai LOVOL Heavy Industry Co. Ltd. (“LOVOL”), SUNGJIN TECH CO., LTD (“South Korean VOLVO”), Shandong Lingong Construction Machinery Co., Ltd. (“SDLG”), and some newly developed entities associated with Katsushiro Machinery Co., Ltd. (“Japan Katsushiro”). Most of our customers have been with us for an average of 10 years. Most of our main customers increased orders with us during the fiscal years ended December 31, 2020 and 2019, and based on new contracts we had with them recently, they will continue increasing order in the next 2-3 years.

Our Innovations

We employ a broad array of manufacturing techniques, most importantly cold roll forming (“CRF”) which is the technique used for manufacturing all our products that differentiates us from other steel pipe manufacturers that employ alternative forming techniques such as extrusion or pull-trusion. CRF is widely used for applications where precise dimension and mechanical tolerances are required.

CRF reduces the cost of the material and improves the quality of the product in terms of its surface and size, and allows us to, on one hand, customize our products in accordance with customers’ request and, on the other hand, deliver products with high quality, increased mechanical properties and strength. CRF, together with some specialty production craft, expands our product applications to a variety of industries that have demands for roll forming profiles with high precision and low processing cost.

In addition to our manufacturing techniques, we employ deformed flower designing in our product design which enables the visualization of the formation process, and further ensure the high success rate of our research, development, and design. Currently, we have applied more than 20 patents of utility model for this technique, 14 of which have been approved and widely applied to our production.

Currently, we are under design, research, and development of a certain type of cross section profile with unequal thickness. Through the changes of thickness of the profile, such cross section profile has overall stronger strength and lighter weight compared to those regular cross section profile. We are in the preparation of the patent application for such technique, which is expected to be widely used in different applications in five years, including but not limited to, lightweight process of cab, high-strength fireproof door, and window and curtain wall.

As of the date thereof, we own 14 patents of utility model, which are valuable assets to the operation of our business.

Our Facilities and Products

Supported by our in-house research and development (“R&D”) team and equipped by our facilities, we can facilitate our customers’ orders as a “custom-made profile shop” from designing, customizing, manufacturing and delivery.

Our facilities currently have 10 lines of cold rolling forming production, 3 units of laser welding coupled with inspection equipment, 3 units for high frequency welding coupled with inspection equipment, 3 units for welding robots, 5 units for 3D laser cutting machine, 3 units for 3D computer number control (“CNC”) bending machine, in addition to our hydraulic press, 2 units of CNC machining and 2D laser cutting machine.

We accumulate over 2,000 customized roll forming profile products in a broad range of sizes and shapes. We are specialized in high-end products such as anti-roll cab frame profile and engineering machinery structural parts profile, the application of which includes excavator cabs, pay-loader and other engineering machinery cabs, agricultural machinery cabs and rollover protective structures (each a “ROP”, collectively, “ROPs”), forklift cabs.

Sales and Marketing

Our domestic and international footprints

Through the sales network we can see that our customers are mainly concentrated in the Chinese market. Our customers cover more than 30 cities in China, covering the major heavy industry machinery and agricultural machinery industry enterprises. The top ten domestic heavy industry machinery enterprises and agricultural machinery enterprises in China are all our customers. Enterprises like LOVOL and SDLG are our main customers in China.

As a part of our global sales layout, we opened a sales office in Seoul, South Korea in 2019, staffed by two local South Korean salesmen, to conduct business development in South Korea. In addition, we established a storage center to provide warehousing service in Malmo, Sweden with a third party. As of this prospectus, we are in the process of opening a new sales office in Wisconsin, U.S. to be supported with two local salesmen to develop local businesses in the United States. We also explored the market in Japan by collaboration with Japan Katsushiro who later purchased order from us through its PRC affiliated entities.

During the fiscal years ended December 31, 2020 and 2019, approximately 70% of our sales were sourced from China market where our manufacturing facilities located; and approximately 30% of our sales were generated by international customers, respectively.

Expansion Plan

Due to the rapid development of our company in the past several years, we find that the existing plants capacities have been unable to meet our customers’ demands, especially our long-term development. In order to develop our business, we have been working to expand our manufacturing capability by (i) purchasing a well-equipped industrial park near our current factory with a parcel of land, four workshops and associated infrastructure; and (ii) purchasing new production facilities for four workshops (“Expansion Plan”).

Market Opportunities and Competition

In recent years, the market scale of cold roll has shown a trend of slowing down. In 2019, the demand scale of the whole industry was RMB 182 billion. In 2020, the demand scale of the industry increased to RMB212.4 billion, a year-on-year increase of 16.7%. In the next few years, the market and demand of cold-formed steel in China will still keep growing, and with the expansion of national infrastructure investment, the market demand for cold-formed steel in downstream buildings, automobiles, bridges, railways, transmission towers, machinery manufacturing and other application fields will gradually expand. Therefore, there is still much room for development of cold-formed steel in China in the future, and the market is far from saturated.

According to the changing trend of China’s cold-bending forming market scale from 2016 to 2020, it is estimated that the market scale of China’s cold-bending forming industry will reach about RMB 434.75 billion in 2025 by forecasting the future growth rate of about 15.5% per annum.

We face competition from international and domestic cold roll forming manufactures that provide cold roll forming product to distributors and companies.

Our Competitive Strengths

Solutions provider to our customers, committed to one-stop service

We are committed to offering our customers one-stop service with wide product diversity, high quality and reliability. We serve as a “custom-made profile shop” for many of our customers. Differentiating from many other suppliers in China who either manufacture very limited profiles, or produce raw material steel, or solely engage in trading profiles, we have not only an experienced R&D team understanding customers’ needs and specifications but also extensive and diversified manufacturing techniques and facilities to test, design and customize products based on the customers’ demands including bending, cutting, welding, assembling and coating.

Stable customer base

With more than 20 years’ operation, we have accumulated solid and stable customer base domestically and internationally. Our customers including large corporations and international enterprises such as South Korea VOLVO, LOVOL, and SDLG, and developing new businesses such as SKM, ZKM, KMQ, and KKM which are four factories set up by Japanese Katsushiro in China. Most of our customers have been with us for an average of 10 years and most of our main clients have been increasing orders with us.

Deep domain knowledge and industry expertise

We have gained and developed deep domain knowledge and industry expertise from over 20 years of experience in service and production, which is built into and will continue to contribute to the robust and differentiated capabilities of our products. In addition to the strong support from our in-house research and development (the “R&D”), we collaborate with domestic and foreign universities who provide technique assistance, offer advices and guidance, conduct certain research, and develop innovative techniques based on our demands useful to us. We established the International Academician Workstation (Russia) with Oleg Fatkulin, the academician of Russian Academy of Engineering and his research team, and the school-enterprise cooperative research and development center with Beijing Institute of Technology. Additionally, we established good cooperative relations with domestic and foreign molding equipment companies. With such support, we are allowed to address the continuous innovation demand of customers.

Diversified market and territory outreach

We believe we have diversified customer portfolio and territory outreach to mitigate impact by economic and industry cycle. Our customers spread over more than 8 industries in more than 4 countries, and we are still expanding to new areas, and this gives us protection against recession of one industry or one country.

Rigorous quality Control

We established a comprehensive quality management system, implemented by a quality management system (QMS) in compliance with ISO14001 quality management systems. We have applied for the IATF16949, which is an international standard for automotive quality management systems. We apply national standards of product quality testing system to ensure that the products manufactured has a pass rate of 95% to provide our clients with high-quality, highly reliable products.

Experienced and proven Management Team

Our senior management team has decades of leadership experience in the industrial custom-made profile industry, transportation and logistics and other relevant industrial sectors. Our management team and senior management intend to remain with us in the capacity of officers and/or directors, which will provide helpful continuity in advancing our strategic and growth goals.

Our Business Strategies

Our primary objective is to expand our production capacity and our network of sales. In addition, we will remain flexible in our product portfolio and intend to increase sale volume in newly developed market or less competitive market. At the same time, we consider our relationship with our existing customers essentially important in sustaining growth in earnings and cash flows from operating activities over various economic cycles. To achieve this objective, we strive to expand our capacity, improve our cost structure, provide high quality service and products, expand our product offerings and increase our market share.

Expand our production capacity

In order to cope with the increase of the orders and expected continuous increase in demand in the future, we are undertaking an expansion plan to purchase a new manufacturing factory with additional production facilities to expand our production capacity. This will allow us to produce more products, increase our cost efficiency and profit margin overall, and give us more control and better oversight over our production timeline. For more details about our expansion plan, see “Our Business—Expansion Plan.”

Expand our network of sales

Our management team is focused on expanding market share, which we believe will generate operating leverage and improved financial performance. As a part of our global sales layout, we opened a sales office in Seoul, South Korea in 2019, staffed by two local South Korean salesmen, to conduct business development in South Korea. In addition, we established a storage center to provide warehousing service in Malmo, Sweden with a third party. As of this prospectus, we are in the process of opening a new sales office in Wisconsin, U.S. to be supported with two local salesmen to develop local businesses in the United States. We currently have hired one local salesman who works closely with a salesman in China designated for the U.S. market to conduct market research and development and respond to inquiry and quotes from potential US customers.

Expand our product portfolio to be responsive to market conditions

We seek to maintain flexibility to adjust our product mix and rapidly respond to changing market conditions. While prioritizing our high margin products, we regularly evaluate our portfolio of assets to ensure that our offerings are responsive to prevailing market conditions. We expect to see an increase in the sales volume of our construction machinery parts in the construction industry in the face of the domestic market trends to replace aluminum profiles for fire protection by steel structure curtain walls. However, the domestic market for steel structure curtain walls is currently dominated by imports. In the near future, it is a part of our business plan to cooperate with architectural design institute to promote domestic steel structure curtain walls. We have been keeping interested customers in contact and expect to see an increase in our related annual sales in connection with the construction machinery parts. We will continue to assess and pursue opportunities to utilize, optimize and grow production capacity to capitalize on market opportunities.

Focus on efficient manufacturing and cost management

We strive for continued operational excellence with the goal of providing high-quality products at competitive prices. We plan to introduce single minute exchange of die (“SMED”) to replace or supplement our laser welding in the third quarter of 2021, SMED is a technology that available to roll forming profile manufacture which can substantially reduce the raw material waste and reduce the adjustment frequency. We also plan to purchase automation equipment to atomize assemble and installation of certain products. Our operating personnel continually examine costs and profitability by product, plant and region. Our goal is to maximize operational benchmarks by leveraging skilled manufacturing and supply chain management processes.

Focus on key customer relationships

We believe that our relationships with our key customers provide a competitive advantage of us. Based on each customer’s demands, we actively engage in the design and development of new profile of each project. We always ensure the quality and delivery of our product provided for our customers. In Addition, we maintain close correspondence with our customers to update any new and cost-efficient techniques and adjust the price accordingly, and timely collect customers’ feedback through our sales, quality, and technique staff. It is our mission to continuously improve our equipment, techniques, and production to satisfy our customers’ wide variety of product demands.

Coronavirus (COVID-19) Update

Since early 2020, the epidemic of the novel strain of coronavirus (COVID-19) (the “COVID-19 pandemic”) has spread across China and other countries and has adversely affected businesses and economic activities in the first quarter of 2020 and beyond. We followed the restrictive measures implemented in China, by suspending onsite operation and having employees work remotely until February 2020, when we started to gradually resume normal operations. Consequently, the COVID-19 pandemic may have adversely affected our business operations, financial condition and operating results for 2020, including but not limited to material negative impact to our total revenues and slower collection of accounts receivables. The pandemic continues to affect our business in the period after the fiscal year ended December 31, 2020. Due to the high uncertainty of the evolving situation, we have limited visibility on the full impact brought upon by the COVID-19 pandemic and the related financial impact cannot be estimated at this time.

We are monitoring the global outbreak and spread of COVID-19 and taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business (including but not limited to our employees, customers, and other business partners) posed by its spread and the governmental and community reactions thereto. We continue to assess and update our business continuity plans in the context of this pandemic, including taking steps in an effort to help keep our workforces healthy and safe. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences), and we expect to take further actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees, customers and other business partners. We are also working with our suppliers to understand the existing and future negative impacts, and to take actions in an effort to mitigate such impacts. Due to the speed with which the COVID-19 pandemic is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results.

Research and Development

We maintain an internal dedicated engineering and technology team, consisting of design engineers who are responsible for die forming, process engineers who are responsible for production processes, university professors who are responsible for material properties, quality engineers who are responsible for production quality control, technical administrators who are responsible for projection development, and others who are responsible for process technology. As of the date of this prospectus, our team consists of 20 full-time R&D personnel, which accounts for 13% of the Company’s employees. We incurred R&D expenses of $643,958 and $374,086, which included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income for the fiscal years ended December 31, 2020 and 2019, respectively.

In June 2018, we established our laboratory center, focusing on the research and development of roll forming profile. We strive to further develop and improve our forming process by 1) developing more collaborative application products and services to improve the customer’s service experience; 2) updating our processing equipment to meet the personalized needs of enterprise customers; and 3) strengthening the latest theory and technology research of roll forming profile, to promote the technology development of roll forming profile to a higher level.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law in the PRC, as well as confidentiality procedures and contractual provisions with our employees, contractors and others to protect our proprietary rights.

We currently own 14 registered patents of utility models, which are valuable assets to the operation of our business.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Risk Factors—Risks Relating to Our Business— We may not be able to prevent others from unauthorized use of our intellectual property, which could cause a loss of customers, reduce our revenues and harm our competitive position.”

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our business involves occupational hazards to our workforce.

●	The loss of any of our key customers could reduce our revenues and our profitability.

●	We generate a significant portion of our revenues from a relatively small number of major customers and loss of business from these customers could reduce our revenues and significantly harm our business.

●	Our business substantially dependent upon our key R&D personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

●	Environmental regulations impose substantial costs and limitations on our operations.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership.

●	Because we rely on the Contractual Arrangements for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.

●	Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

●	We conduct our business through Hongli Shandong by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary ability to distribute profits to us, or otherwise materially and adversely affect us.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us or our management named in the prospectus based on Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited.

Risks Related to Our Public Offering and Ownership of Our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties related to our Ordinary Shares and this offering, including, but not limited to, the following:

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

●	We do not intend to pay dividends for the foreseeable future.

●	You will experience immediate and substantial dilution.

Corporate Information

Our principal executive office is located at Beisanli Street, Economic Development Zone, Changle County, Weifang, Shandong, China 262400. Our telephone number is +86 0536-2185222. Our website is as follows https://www.hlyxgg.com. The information on our website is not part of this prospectus.

Our Corporate History

We are a holding company incorporated on February 9, 2021, under the laws of the Cayman Islands, or Hongli Cayman. We have no substantive operations other than holding all of the issued and outstanding shares of Hongli Hong Kong Limited, or Hongli HK, which was established in Hong Kong on March 5, 2021. Hongli HK is also a holding company holding all of the outstanding equity of Shandong Xiangfeng Heavy Industry Co., Ltd., or Hongli WFOE, which was established on April 8, 2021 under the laws of the PRC.

We conduct our business through our variable interest entity (“VIE”), Shandong Hongli Special Section Tube Co., Ltd., or Hongli Shandong, a PRC company, and through its wholly owned subsidiary, Beijing Haozhen Heavy Industry Technology Co., Ltd., or Beijing Haozhen, a PRC company, Shandong Maituo Heavy Industry Co., Ltd., or Maitou Shandong, a PRC company, and its 70% owned subsidiary Shandong Haozhen Heavy Industry Technology Co., Ltd., or Haozhen Shandong, a PRC company. We commenced our operations under the name Shandong Changle Hongli Steel Tube Co., Ltd. to provide industrial pipes and tubes products. Hongli Shandong was incorporated on September 13, 1999 by Ronglan Sun and Li Liu, who originally held 40% and 60% equity interests in Hongli Shandong, respectively.

On June 20, 2001, Hongli Shandong changed its name to Changle Hongli Steel Tube Co., Ltd.

On March 28, 2005, Hongli Shandong increased its registered capital to RMB 4.8 million. Yuanqing Liu, Ronglan Sun, and Li Liu contributed a 40%, 30%, 30% equity interest, respectively. Hongli Shandong changed its name to Shandong Changle Hongli Steel Tube Co., Ltd.

On November 3, 2010, Hongli Shandong increased its registered capital to RMB 5 million. Yuanqing Liu, Ronglan Sun, and Jie Liu contributed a 40%, 30%, 30% equity interest, respectively.

On October 28, 2010, Hongli Shandong changed its name to Shandong Hongli Special Section Tube Co., Ltd.

On May 23, 2019, Hongli Shandong established its wholly subsidiary Maituo Shandong. Maituo Shandong engages in production of special-shaped steel pipe, construction machinery processing; mining machinery and agricultural machinery steel, stainless steel and corrosion-resistant alloy, automotive parts steel production, sales; cold-forming technology research and development and technical services; goods import and export (for projects subject to approval according to law, business activities may be carried out only after approval by relevant departments).

On September 18, 2020, Hongli Shandong and Shengda Technology Co. Ltd, a South Korean company established Haozhen Shandong. Hongli Shandong contributes a 70% equity interest in Haozhen Shandong. Haozhen Shandong engages in metal chain and other metal products manufacturing; metal chain and other metal products sales; metal structure manufacturing; metal structure dales; general parts manufacturing; high-quality special steel materials sales; steel calendering processing (except for items subject to approval according to law, and operating activities independently according to law with business license) permitted items: goods import and export (for items subject to approval according to law, business activities may be carried out only after approval by relevant departments, and the specific business items shall be subject to the approval result).

On February 9, 2021, Hongli Cayman was incorporated in the Cayman Islands. Hongli Cayman issued 97 Ordinary shares at $0.0001 par value to Hongli Development Limited, or Hongli Development, a British Virgin Islands company, owned by Yuanqing Liu, Jie Liu, and Ronglan Sun, three founders of the Company, and issued 3 Ordinary shares at $0.0001 par value to Hongli Technology Limited, or Hongli Technology, a British Virgin Islands company, 100% owned by Haining Wang. Hongli Cayman and Hongli HK were established as the holding companies of Hongli WFOE.

Our Corporate Structure

The following charts summarize our corporate legal structure and identify our subsidiaries, our VIE and its subsidiaries as of the date of this prospectus. For more detail on our corporate history please refer to “Corporate Information—Our Corporate Structure” appearing on page 79 of this prospectus.

Controlled Company

Prior to the completion of this Offering, and as long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under NASDAQ Marketplace Rules.

For so as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the NASDAQ listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. (See – Risk Factor - As a “controlled company” under the rules of the NASDAQ Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.)

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Securities and Exchange Commission (“SEC”) filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

THE OFFERING

Ordinary Shares offered by us	[●] Ordinary Shares

Price per Ordinary Share	We currently estimate that the initial public offering price will be in the range of $[●] to $[●] per Ordinary Share.

Ordinary Shares outstanding prior to completion of this offering	100 Ordinary Shares

Ordinary Shares outstanding immediately after this offering

[●] Ordinary Shares assuming no exercise of the Underwriter’s over-allotment option and excluding [●] Ordinary Shares underlying the Underwriter Warrants

[●] Ordinary Shares assuming full exercise of the Underwriter’s over-allotment option and excluding [●] Ordinary Shares underlying the Underwriter Warrants

Listing	We will apply to have our Ordinary Shares listed on the Nasdaq Capital Market.

Ticker symbol	“HLP”

Transfer Agent	[●]

Use of proceeds	We intend to use the proceeds from this offering to make repayment for the bank loan in connection with our Expansion Plan or other usage as determined by our board, purchase new production facilities under the Expansion Plan, conduct product research and development, and use for working capital. See “Use of Proceeds” on page 34 for more information.

Lock-up	All of our directors and officers and certain shareholders have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of [●] days after the effective date of this registration statement. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 14 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

Summary Consolidated Financial Data

The following selected historical statements of operations for the years ended December 31, 2020 and 2019, and balance sheet data as of December 31, 2020 and 2019, have been derived from our audited financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

Selected Statements of Operations Information:

	For the Fiscal Year Ended December 31, 2020	For the Fiscal Year Ended December 31, 2019
Revenue	$11,158,820	$9,293,364
Gross profit	$4,452,517	$3,991,919
Operating expenses	$1,983,013	$1,111,197
Income from operations	$2,469,504	$2,880,722
Provision for Income taxes	$239,496	$588,555
Net income	$2,423,941	$2,079,406

Selected Balance Sheet Information:

	As of December 31, 2020	As of December 31, 2019
Current assets	$8,623,020	$5,196,194
Total assets	$13,568,456	$9,911,443
Current liabilities	$5,529,076	$4,651,876
Total liabilities	$5,529,076	$4,763,998
Total shareholders’ equity	$8,039,380	$5,147,445

RISK FACTORS

Before you decide to purchase our ordinary shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares could decline, perhaps significantly.

Risks Related to Our Business and Industry

Our business involves occupational hazards to our workforce.

Our operations rely heavily on our workforce, which is exposed to a wide range of operational hazards typical for the steel-making industries. These hazards arise from working at industrial sites, operating heavy machinery and performing other hazardous activities. Although we provide our workforce with occupational health and safety training and believe that our safety standards and procedures are adequate, accidents at our sites and facilities have occurred in the past and may occur in the future as a result of unexpected circumstances, failure of employees to follow proper safety procedures, human error or otherwise. If any of these circumstances were to occur in the future, they could result in personal injury, business interruption, possible legal liability, damage to our business reputation and corporate image and, in severe cases, fatalities, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects. We have general liability and workers compensation insurance to protect us against such risks, but recoveries under the insurance coverage that we obtain in the future, if any, may not fully offset our costs in the event of a claim.

We may not be able to accurately forecast demand for our products.

We order raw materials and supplies and plan production based on discussions with our customers and internal forecasts of demand. If we are unable to accurately forecast demand for our products, in terms of both overall volume and specific products, we may experience delayed product shipments and customer dissatisfaction which could have an adverse impact on our business, results of operations and financial condition.

Chinese government’s monitoring and macro-control of the market could hurt demand of our products.

Our company could be impacted by China’s macro-control policy on control of China’s steel and steel products industry. Sales of standard steel products might be cut to complete the annual task of overcapacity cut in steel industry. Stricter inspections against steel products might be conducted in key provinces. These macroeconomic and steel products industry trends have affected and will continue to have impact on customers’ demand of our products and therefore, might have an adverse influence on our operations and financial conditions.

The considerable uncertainty in Chinese economic growth could hurt demand of our products.

While China has been grown significantly over the past two decades, the growth rate may decrease due to uncertainties with respect to national structural control along with other factors. If China’s economy condition continues to slow, or even materially decline, demand for our products might be accordingly decreased. Therefore, our business might be adversely affected by the prolonged slowdown in the economic condition, which would negatively affect sales of our products, operations of our company and our financial conditions.

Tariffs could materially have a negative impact on demand of our products.

Import tariffs, other trade barriers and protectionist policies could negatively affect steel prices and our exports to international markets, particularly the United States. Such import barriers adversely affect our company’s business by limiting our access to or competitiveness in foreign steel markets. For example, as we are currently developing the US market, our company might anticipate a significant increase of cost of goods for our sales if any to the United States as a result from tariffs on steel and steel products imports imposed by the US government. The US government imposed a 25% tariff on steel imports in March 2018 under “Section 232” from nearly all foreign countries. In addition to the Section 232 tariff, the US government has imposed hefty anti-dumping and subsidy countervailing duties on a wide range of steel imports from China. With regard to our company in particular, the Section 232 tariff had a limited effect on our U.S. sales, because the tariffs on our exports to the United States had already reached 25% before 2018. There was no additional tariff on our US exports in respect of the Section 232 tariff or the US-China trade war. However, you should not expect that our sales of products would continue to offset the potential increase in the pricing of the steel products due to any increased tariffs. As a result of increasing costs, our potentially increased pricing could have an adverse effect on our operations and financial conditions.

Our business is also affected by global economic conditions.

As we offer a broad range of products exported to South Korea, Japan, United States and historically Sweden, our products depend upon factors relating to global economic conditions such as consumers, employment rates, the amounts of consumers’ disposable income, business conditions, interest rates, consumer debt, availability of credit, and applicable taxation in regional and local markets where we sell our products.

Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown.

Our products mainly serve as key components in projects and machines operated by our customers which are in a broad range of industries. Therefore, we are subject to the general changes in economic conditions affecting those industry segments of the economy. If the industry segments in which our customers operate do not grow or if there is a contraction in those industries, demand for our products will decrease. Demand for our products is typically affected by a number of overarching economic factors, including, but not limited to, interest rates, the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall global economy. If there is a decline in economic activity in China and the other markets in which we operate or a protracted slowdown in industries on which we rely for our sales, demand for our products and our revenue will likewise decrease.

We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.

The domestic market for custom-made profile and related products is highly competitive. Our current or potential competitors include major and scaled manufactures in China and overseas. Some of our competitors may have greater brand recognition, larger group of customers or vendors, longer operating histories as well as marketing resources than we do. Customers may weight their experience and resources over us in various ways, therefore increasing our competitor’s respective market shares. This competition affects the prices we are able to sell our products, and our ability to retain or attract customers.

You should not expect that we will be able to compete successfully against current or potential competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations. Failure to compete successfully against existing or new competitors may cause us to lose market share, customers and other business partners.

Any decline in the availability or increase in the cost of raw materials could materially affect our earnings.

The principal raw materials used to manufacture our products are steel. Our manufacturing operations depend heavily on the availability of raw materials. The availability of raw materials may decline and their prices may fluctuate greatly. During the fiscal years ended December 31, 2020 and 2019, we purchased a total of $3,724,430 and $1,887,949, respectively, raw materials from Shanghai Wanhe Supply Chain Management Co., Ltd. Though we are not dependent on our suppliers and may be able to find replacement in the market, we cannot assure you that our operation will not be interrupted if our major suppliers are unable or unwilling to provide us with raw materials on terms favorable to us. This could result in a decrease in profit and damage to our reputation in our industry. In the event cost of our raw material increase if we have to use a substitute supplier or even from our existing suppliers; we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials could materially increase our costs and therefore lower our earnings.

The loss of any of our key customers could reduce our revenues and our profitability.

We consider our major customers in each period to be those customers that accounted for more than 10% of our revenue in such period. We had 3 major customers, LOVOL, South Korean VOLVO and SDLG, who in aggregate accounted for approximately $8.8 million, or 79%, and $7.5 million, or 80% of sales for the fiscal years ended December 31, 2020 and 2019, respectively. All of these major customers have been with us for more than three years and we consider that our relationship with them are stable and solid. However, there can be no assurance that we will maintain or improve the relationships with customers who does not have long-term contracts with us. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

Our inability to raise capital could have material adverse effect on our financial condition and results of operations.

We are currently undertaking an expansion plan with an aggregated estimated cost of $29.17 million which will significantly improve our capacity and profit margin as well as our market shares and scale. Though our controlling shareholders have committed to invest approximately $29.17 million into the expansion plan, we are relying on this offering to raise additional capital to support the expansion plan as well as our research and development. If we cannot raise capital and is unable to execute our business plan successfully, we may not be able to grow effectively as we expected or satisfy the increased demands from our existing customers, or respond to new orders from potential customers, which could have a material adverse effect on our business and our financial conditions. For more details about the expansion plan, see “Our Business—Expansion Plan.”

We will require substantial additional funding in the future. There is no assurance that additional financing will be available to us.

We have been dependent upon bank loans and proceeds received from shareholders’ equity contributions to meet our capital requirements in the past. We cannot assure you that we will be able to obtain capital in the future to meet our capital requirements for our products development and to maintain operations and improve financial performance. If we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be adversely affected. If adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan or purchase additional equipment for our operations, and we would have to modify our business plans accordingly.

During any growth, we may encounter problems related to our operational and financial systems and controls, including quality control and delivery and production capacities.

Any significant growth in the market for our products or our entry into new markets may require additional employees for managerial, operational, financial and other purposes. As of the date of this prospectus, we have 150 employees. We would also need to continue to expand, train and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees.

We may encounter working capital shortage, as we may need additional funds to finance the purchase of materials and supplies, development of new products, and hiring of additional employees.

For effective growth management, we will be required to continue improving our operations, management, and financial systems and controls. Our failure to manage growth effectively may lead to operational and financial inefficiencies, which will have a negative effect on our profitability. We cannot assure investors that we will be able to timely and effectively meet increased demand and maintain the quality standards required by our existing and potential customers.

We cannot assure you that our internal growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

One of our strategies is to grow internally through increasing the development of new products and improve the quality of existing products. However, many obstacles to this expansion exist, including, but not limited to, increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our research and development efforts, international trade and tariff barriers, unexpected costs, costs associated with marketing efforts abroad and maintaining attractive foreign exchange rates. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our products in any additional markets. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Our business substantially dependent upon our key R&D personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

One key to our success is our experienced R&D team which enables us to be “custom-made profile shop” for our customers. We compete for qualified personnel with other similar products manufacturing companies. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations and financial performance. Key R&D personnel and our general managers of PRC entities have entered into non-compete and confidentiality agreements with us, however, we cannot assure you that we will not lose them because of such contractual obligations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may not be able to meet our business and financial goals.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our success largely depends on our ability to use and develop our technology without infringing the intellectual property rights of third parties, especially the patents. We may be subject to risk related to potential infringement claims of the patents, as the patents of our profile products developed by us used for the production of the profile products for our customers. We may be subject to litigation involving claims of violation of other intellectual property rights of third parties. We may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. We are subject to additional risks as a result of our hiring of new employees who may misappropriate intellectual property from their former employers. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether we ultimately win or lose, could damage our reputation and have a material adverse effect on our business, results of operations or financial condition.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our business could be materially and adversely affected by the outbreak of epidemics including but not limited to the 2019 novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). Our financial and operating performance may be adversely affected by epidemics such as the on-going novel coronavirus (COVID-19), natural disasters and other catastrophes. As a result of the on-going novel coronavirus, we expect our operation to experience slowdown or temporary suspension in production. Our business could be materially and adversely affected in the event that the slowdown or suspension carries for a long period of time. During such epidemic outbreak, China may adopt certain hygiene measures, including quarantining visitors from places where any of the contagious diseases were rampant. Those restrictive measures adversely affected and slowed down the national economic development during that period. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.

Recently, there has been a global pandemic of a novel strain of coronavirus (COVID-19) that first emerged in China in December 2019 and has spread globally. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first half year of 2020. In March 2020, the World Health Organization declared COVID-19 as a global pandemic. Given the rapidly expanding nature of COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a substantial risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or mitigate its impact, almost all of which are beyond our control.

The global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ordinary shares will decline significantly after the consummation of this offering, in which case you may lose your investment. Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

The custom-made profile products industry has trends of developing high-end and high-tech products to fulfill the changing customers’ demands. Furthermore, our competitors are constantly developing innovations in different types of steel products to enhance customers’ experience. We continue to invest significant resources in our infrastructure, research and development and other areas to enhance our existing products as well as to introduce new products that will attract more participants to our marketplaces. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract clients depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products. It is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

New lines of business or new products may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product. Furthermore, any new line of business and/or new products could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products could have a material adverse effect on our business, results of operations and financial condition.

Equipment failures or production curtailments or shutdowns could adversely affect our production. A lack of insurance coverage could expose us to significant costs and business disruption.

Our production capacities are subject to equipment failures and to the risk of catastrophic loss due to unanticipated events, such as fires, explosions and adverse weather conditions. Neither we nor our subsidiaries maintain any insurance to cover assets, property and potential liability of our business. The lack of insurance could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the foreign corrupt practices act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We will have operations, agreements with third parties and make sales in South-East Asia, which may experience corruption. Our existing business in Asia creates the risk of unauthorized payments or offers of payments by one of the employees, consultants, or sales agents of our Company, because these parties are not always subject to our control. It will be our policy to implement safeguards to discourage these practices by our employees. Also, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, or sales agents of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Environmental regulations impose substantial costs and limitations on our operations.

We use a variety of chemicals and produce significant emissions in our manufacturing operations. As such, we are subject to various national and local environmental laws and regulations in China concerning issues such as air emissions, wastewater discharges, and solid waste management and disposal. These laws and regulations can restrict or limit our operations and expose us to liability and penalties for non-compliance. While we believe that our facilities are in material compliance with all applicable environmental laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of our business. It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs. While we believe that we can comply with existing environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated.

Non-compliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines.

As the operations of our business impact the environment, we must comply with all applicable national and local environmental laws and regulations in China. We are required to undertake environmental impact assessment procedures and pass certain inspection and approval procedures before commencing our operations. We are also required to register with, or obtain approvals from, relevant environmental protection authorities for various environmental matters such as discharging waste generated by our operations.

We intend to increase our capacity in the future by establishing new facilities. We will be required to obtain certain environmental, construction and safety approvals and completed certain examination and acceptance procedures for these facilities. We may not be able to obtain such approvals or complete such procedures in a timely manner or at all. If for any reason the relevant government authorities in China determine that we are not in compliance with environmental and construction laws and regulations, we may be required to pay fines, suspend or cease our operations in the relevant premises. In addition, because the requirements imposed by environmental, health and safety laws and regulations may change and more stringent regulations may be adopted, we may be unable to accurately predict the cost of complying with these laws and regulations, which could be substantial.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. The courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment obtained in the federal or state courts in the United States against the Company, under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC, against us or such persons predicated upon the securities laws of the United States or any state.

Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows and financial condition.

Potential changes in the global economy may affect the availability of business and customer credit. We may need to rely on the credit markets, particularly for short-term borrowings from banks in China, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Disruptions in the credit and capital markets could adversely affect our ability to draw on such short-term bank facilities. Our access to funds under such credit facilities is dependent on the ability of the banks that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Long-term disruptions in the credit and capital markets could result from uncertainty, changing or increased regulations, reduced alternatives or failures of financial institutions could adversely affect our access to the liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures may include deferring capital expenditures, and reducing or eliminating discretionary uses of cash. These events would adversely impact our results of operations, cash flows and financial position.

Risks Related to Our Corporate Structure

We rely on contractual arrangements with our VIE and the shareholders of our VIE for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIE to operate our platform. For a description of these contractual arrangements, see “Corporate Information—Our Corporate Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated variable interest entities and their shareholders of their obligations under the contracts to exercise control over our consolidated variable interest entities. The shareholders of our consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated variable interest entities. Although we have the right to replace any shareholder of our consolidated variable interest entities under the contractual arrangement, if any shareholder of our consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Risk Factors—Uncertainties with respect to the PRC legal system could adversely affect us.” Therefore, our contractual arrangements with our consolidated variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated VIE or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our consolidated VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIE were to refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as well established as in some other jurisdictions, such as in the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are some regulations unfavorable to VIEs. However, despite there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws and there remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected. See “Risk Factors—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.”

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals of our VIE, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation (“SAMR”), formerly known as the State Administration for Industry and Commerce. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by department manager and office of the president, and use of finance chops must be approved by our finance department. The chops of our subsidiary and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of the office of the president or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Hongli WFOE, our wholly-owned subsidiary in China, our consolidated VIE in China, and the shareholders of our VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing Hongli WFOE’s tax expenses. In addition, if Hongli WFOE requests the shareholders of our VIE to transfer their equity interests in the VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our Hongli WFOE and VIE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIE that are material to the operation of our business if the entities go bankrupt or become subject to a dissolution or liquidation proceeding.

Our consolidated VIE holds certain assets that are material to the operation of our business, including the use right of industrial land and production facilities. Under the contractual arrangements, our consolidated VIE may not and their shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event the shareholders of our consolidated VIE breach the contractual arrangements and voluntarily liquidate our consolidated VIE or our consolidated VIE declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

As a “controlled company” under the rules of the NASDAQ Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our outstanding Ordinary Shares. Under the Rule 4350(c) of the NASDAQ Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NASDAQ Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Capital Market corporate governance requirements. Our status as a controlled company could cause our Ordinary Share to look less attractive to certain investors or otherwise harm our trading price.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protection afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules. As a result, we may not be able to keep ourselves updated with these policies and rules in time. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our initial public offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiaries is RMB. Gains and losses from the re-measurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our ordinary shares.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of this offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of this offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will take the following actions:

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration for Foreign Exchange (“SAFE”) certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

Second, we will remit the offering proceeds into this special foreign exchange account.

Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. Until the abovementioned approvals, the proceeds of this offering will be maintained in an interest-bearing account maintained by us in the United States.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government   . If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing the SAT Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, and Circular of Strengthening Administration of Corporate Income Tax on Income from Transfer of Equity by Non-resident Enterprises ,or Circular 698, which became effective in January 2008, and the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7, in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the SAT promulgated the Circular on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which became effective on December 1, 2017, and Circular 698 was then replaced effective December 1, 2017. Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Circular 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Circular 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 7 and Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 7 and Circular 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of the National People’s Congress, later amended on August 31, 2018 and effective January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtained improper tax gains for such indirect transfer, and thus be levied tax.

Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. All of our assets are located outside of the United States and the proceeds of this offering will primarily be held in banks outside of the United States. In addition, majority of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, which has taken effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment through contractual arrangements would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Our Public Offering and Ownership of Our Ordinary Shares

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rule requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the Public Company Accounting Oversight Board (“PCAOB”), an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The public offering price for our ordinary shares will be determined through negotiations between the underwriters and us and may vary from the market price of our ordinary shares following our public offering. If you purchase our ordinary shares in our public offering, you may not be able to resell those shares at or above the public offering price. We cannot assure you that the public offering price of our ordinary shares, or the market price following our public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our public offering. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

●	In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our ordinary shares if the market price of our ordinary shares increases.

There may not be an active, liquid trading market for our ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market for our ordinary shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The public offering price was determined by negotiations between us and the underwriters based upon a number of factors. The public offering price may not be indicative of prices that will prevail in the trading market.

Shares eligible for future sale may adversely affect the market price of our ordinary shares, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our ordinary shares. [●] shares will be outstanding immediately after this offering, if the firm commitment is completed and the underwriters do not exercise their over-allotment option. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution.

The public offering price of our shares is substantially higher than the pro forma net tangible book value per ordinary share of our ordinary shares. Assuming the completion of the firm commitment offering and no exercise of the over-allotment option by the underwriters, if you purchase shares in this offering, you will incur immediate dilution of approximately $[●] or approximately [●]% in the pro forma net tangible book value per ordinary share from the price per ordinary share that you pay for the shares. Assuming the completion of the firm commitment offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[●] or approximately [●]% in the pro forma net tangible book value per ordinary share from the price per ordinary share that you pay for the ordinary shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file annual reports with the Securities and Exchange Commission. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the U.S. and provides significantly less protection for investors than the U.S. Additionally, Cayman Islands companies may not have standing to sue in the Federal courts of the U.S.

Most of our operations are conducted in the PRC and most of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.

We have appointed [●] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the U.S. or of any state in the U.S. or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Ogier, our counsel with respect to the laws of the Cayman Islands, and East & Concord Partners (“East & Concord”), our counsel with respect to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

Ogier has further advised us that there is currently no statutory enforcement or treaty between the U.S. and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the U.S., however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (i) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (ii) original actions brought against us or other persons predicated upon the Securities Act. Ogier has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

East & Concord has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between the PRC and the U.S. for the mutual recognition and enforcement of court judgments. East & Concord has further advised us that under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in the PRC difficult.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[●] if the Underwriter does not exercise its over-allotment option, and $[●] if the Underwriter exercises its over-allotment option in full.

We plan to use the net proceeds we receive from this offering for build new factory, purchase new equipment and facilities, conduct product research and development, and develop market and for working capital and for other general corporate purposes:

●	Approximately $[●] million or 30% for repayment for the bank loan in connection with our Expansion Plan or other usage as determined by our board;

●	Approximately $[●] million or 30% for new production facilities under the Expansion Plan;

●	Approximately $[●] million or 10% for product research and development; and

●	Approximately $[●] million or 30% for working capital.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our PRC affiliated entities. Pursuant to the PRC Enterprise Income Tax Law, or the “EIT Law and its implementation rules, any dividends paid by the PRC subsidiary to Hongli HK will be subject to a withholding tax rate of 10%. However, if the PRC subsidiary is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends Hongli HK receives from PRC subsidiary may be reduced to 5%. See “Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Current PRC regulations permit our indirect PRC subsidiary to pay dividends to Hongli HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies, without prior approval of SAFE, by complying with certain procedural requirements. Specifically, without prior approval of SAFE, cash generated from the operations in PRC may be used to pay dividends to our Company.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2020:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, [non-accountable expense allowance,] and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	December 31, 2020
	Actual	As adjusted (Over- allotment option not exercised)(1)	As adjusted (Over- allotment option exercised in full) (1)
	$	$	$
Cash and cash equivalents	$1,434,109
Shareholders’ Equity:
Ordinary Shares, $0.0001 par value, 500,000,000 Ordinary Shares authorized, 100 Ordinary Shares issued and outstanding; [●] Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is not exercised, and [●] Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is exercised in full	-
Additional paid-in capital	610,601
Statutory reserve	370,683
Retained earnings	6,606,408
Accumulated other comprehensive income	451,688
Total Shareholders’ Equity	8,039,380
Total Capitalization	$8,039,380

(1)	Reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $[●] per share, and after deducting the estimated underwriting discounts, [non-accountable expense allowance,] and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, [non-accountable expense allowance,] and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[●].

A $1.00 increase (decrease) in the assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the estimated range of the initial public offering price set forth on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[●] million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, [non-accountable expense allowance,] and estimated expenses payable by us.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of December 31, 2020, was $[●], or $[●] per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the estimated underwriting discounts, [non-accountable expense allowance,] and the estimated offering expenses payable by us.

After giving effect to our sale of [●] Ordinary Shares offered in this offering based on the assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deduction of the estimated underwriting discounts, [non-accountable expense allowance,] and the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2020, would have been $[●], or $[●] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

A $1.00 change in the assumed public offering price of $[●] per Ordinary Share would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by $[●] million, the pro forma net tangible book value per Ordinary Share after giving effect to this offering by $[●] and the dilution in pro forma net tangible book value per Ordinary Share to new investors in this offering by $[●] assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at pricing.

The following table illustrates such dilution:

		No Exercise of Over- Allotment Option		Full Exercise of Over- Allotment Option
Assumed Initial public offering price per Ordinary Share	$		$
Net tangible book value per Ordinary Share as of December 31, 2020
As adjusted net tangible book value per Ordinary Share attributable to payments by new investors
Pro forma net tangible book value per Ordinary Share immediately after this offering
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$		$

The following tables summarize, on a pro forma as adjusted basis as of December 31, 2020, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts, [non-accountable expense allowance,] and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option not exercised	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors			%			%
Total			%	$		%	$

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option exercised in full	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors			%			%
Total			%	$		%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under "Risk Factors" and elsewhere in this prospectus. See "Cautionary Statement About Forward-Looking Statements."

Introduction and overview of the Company

We, Hongli Group Inc., is operating through our PRC subsidiaries, are one of the leading roll forming profile manufactures in China that design, customize and manufacture roll forming profiles for machineries and equipment in a variety of sectors including but not limited to mining and excavation, construction, agriculture and transportation. We are a strategic supplier for large corporations and international enterprises such as Weichai LOVOL Heavy Industry Co. Ltd. (“LOVOL”), SUNGJIN TECH CO., LTD (“South Korean VOLVO”), Shandong Lingong Construction Machinery Co., Ltd. (“SDLG”), and some newly developed entities associated with Katsushiro Machinery Co., Ltd. (“Japan Katsushiro”).

We employ a broad array of manufacturing techniques, most importantly cold roll forming (CRF) which is the technique used for manufacturing all our products that differentiates us from other steel pipe manufacturers that employ alternative forming techniques such as extrusion or pull-trusion. CRF is widely used for applications where precise dimension and mechanical tolerances are required.

We employ deformed flower designing in our product design which enables the visualization of the formation process, and further ensure the high success rate of our research, development, and design. Currently, we have applied more than 20 patents of utility model for this technique, 14 of which have been approved and widely applied to our production.

Currently, we are under design, research, and development of a certain type of cross section profile with unequal thickness. Through the changes of thickness of the profile, such cross section profile have overall stronger strength and lighter weight compared to those regular cross section profile. We are in the preparation of the patent application for such technique, which is expected to be widely used in different applications in five years, including but not limited to, lightweight process of cab, high-strength fireproof door, and window and curtain wall.

Supported by our in-house R&D team and equipped by our facilities, we can facilitate our customers’ orders as a “custom-made profile shop” from designing, customizing, manufacturing and delivery.

Our facilities currently have 10 lines of cold rolling forming production lines, 3 units of laser welding coupled with inspection equipment, 3 units for high frequency welding coupled with inspection equipment, 3 units for welding robots, 5 units for 3D laser cutting machine, 3 units for 3D CNC bending machine, in addition to our hydraulic press, 2 units of CNC machining and 2D laser cutting machine.

We produce a variety of distinct profile products in a broad range of materials, sizes and shapes. We are specialized in high-end products such as anti-roll cab frame profile and engineering machinery structural parts profile, the usual application of which includes excavator cabs, pay-loader and other engineering machinery cabs, profile and set for SDLG and Volvo, agricultural machinery cabs and ROPs, square profile for buses.

We face the competition from international and domestic roll forming manufactures that provide roll forming products to distributors, companies and enterprises.

Due to the rapid development of our company in the past several years, we find that the existing plants capacities have been unable to meet our customers’ demands, especially our long-term development. In order to develop our business, we have been working to expand our manufacturing capability by (i) purchasing a well-equipped industrial park near our current factory with a parcel of land, four workshops and associated infrastructure; and (ii) purchasing new production facilities for four workshops (“Expansion Plan”).

Factors Affecting Our Results of Operations

We generate our revenue mainly from the sale of custom-made profiles. Currently, our customers come from the industries of mining and excavation, construction, agriculture, and transportation industries. Geographically, our main market focus is in PRC with expanding market outreach globally.

Currently, we are seeking to expand our manufacturing facility to accommodate increasing orders.

Our main cost driver is the cost of raw materials. The change in price of our raw materials would significantly impact our profits. The price of our products will be adjusted along with such change to mitigate the risk.

The COVID-19 Pandemic

Since early 2020, the epidemic of the novel strain of coronavirus (COVID-19) (the “COVID-19 pandemic”) has spread across China and other countries and has adversely affected businesses and economic activities in the first quarter of 2020 and beyond. We followed the restrictive measures implemented in China, by suspending onsite operation and having employees work remotely until February 2020, when we started to gradually resume normal operations. The COVID-19 pandemic carries on in the year 2021, and it may have adversely affected the Company’s business operations, financial condition and operating results for 2021, including but not limited to material negative impact to our total revenues and slower collection of accounts receivables. The pandemic continues to affect our business in the period after the fiscal year ended December 31, 2020. Due to the high uncertainty of the evolving situation, we have limited visibility on the full impact brought upon by the COVID-19 pandemic and the related financial impact cannot be estimated at this time.

We are monitoring the global outbreak and spread of COVID-19 and taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business (including but not limited to our employees, customers, and other business partners) posed by its spread and the governmental and community reactions thereto. We continue to assess and update our business continuity plans in the context of this pandemic, including taking steps in an effort to help keep our workforces healthy and safe. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences), and we expect to take further actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees, customers and other business partners. We are also working with our suppliers to understand the existing and future negative impacts, and to take actions in an effort to mitigate such impacts. Due to the speed with which the COVID-19 pandemic is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results.

Results of Operations

For the Years Ended December 31, 2020 and 2019

The following table summarizes the results of our operations for the years ended December 31, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended	Year ended	Amount	%
	December 31, 2020	December 31, 2019	Increase (Decrease)	Increase (Decrease)

Revenues	$11,158,820	$9,293,364	$1,865,456	20.07%
Cost of revenues	6,706,303	5,301,445	1,404,858	26.50%
Gross profit	4,452,517	3,991,919	460,598	11.54%
Operating expenses
Selling, General and administrative	1,983,013	1,111,197	871,816	78.46%
Total operating expenses	1,983,013	1,111,197	871,816	78.46%

Operating income	2,469,504	2,880,722	(411,218)	(14.27)%

Other income	643,775	67,064	576,711	859.94%
Financial expenses	(372,546)	(256,156)	(166,390)	45.44%
Other expenses	(77,296)	(23,669)	(53,627)	226.57%
Total other income (expenses), net	193,933	(212,761)	406,694	191.15%
Income before income taxes	2,663,437	2,667,961	(4,524)	(0.17)%

Income tax expense	239,496	588,555	(349,059)	(59.31)%
Net Income	$2,423,941	$2,079,406	$344,535	16.57%

We derive revenues from sales of products in the domestic and overseas markets. The following table presents our revenues by geographical regions.

	For the Years Ended December 31,
	2020		2019
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

PRC	$7,860,794	70%	$6,569,188	71%	$1,291,606	19.66%
South Korea	3,298,026	30%	2,684,184	29%	613,842	22.87%
United States	-	-%	39,992	-%	(39,992)	(100%)
Total	$11,158,820	100%	$9,293,364	100%	$1,865,456	20.07%

Our total revenues increased by approximately $1.9 million, or 20.07%, to approximately $11.2 million for the year ended December 31, 2020 from approximately $9.3 million for the year ended December 31, 2019. The increase in revenue is primarily due to the increase in demand of our products as we continue to manufacture amid the pandemic. Second, because of the development period for new product is long, usually takes 6-10 months from the research period to mass production. We can say that the increase on sales revenue in year 2020 is the result of the orders from year 2019.

Cost of revenues

Our cost of revenues consists of cost to manufacture our products, primarily includes the cost to purchase raw materials and the related depreciation of our production machinery and equipment. Our cost of revenues increased by approximately $1.4 million or 26.50% to approximately $6.7 million for the year ended December 31, 2020 from approximately $5.3 million for the year ended December 31, 2019. The increase in cost of revenue is relatively consistent with the increase of our revenues.

Gross profit

Our gross profit increased by approximately $0.5 million, or 11.54%, to approximately $4.5 million for the year ended December 31, 2020 from approximately $4.0 million for the year ended December 31, 2019. As a percentage of revenues, our gross margin has remained relatively stable at 40% and 43% for the years ended December 31, 2020 and 2019, respectively.

Research and development (“R&D”) expenses

Substantially all research and development costs represent the Company’s spending in product development activities. For the years ended December 31, 2020 and 2019, the Company recorded a research and development expense of $643,958 and $374,086, respectively.

Selling, general and administrative (“SG&A”) expenses

SG&A expenses primarily consisted of salary and compensation expenses relating to our sales, finance, legal, human resources and executive office personnel, and included research and development expenses, rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

SG&A expenses increased by approximately $0.9 million or 78.46% from approximately $1.1 million for the year ended December 31, 2019 to approximately $2.0 million for the year ended December 31, 2020. Our administrative expenses, such as salaries expense and R&D expense increased due to the increase of our sales activities. Our professional fees also increased due to our effort made towards preparation of the IPO, which is indirectly associated with the offering. As a percentage of revenues, SG&A expenses were 18% and 12% of our revenues for the years ended December 31, 2020 and 2019, respectively.

Other income

Other income primarily comprised our tax subsidy received from the local tax bureau in the PRC. For the year ended December 31, 2020, the Company received such tax subsidy of approximately 0.5 million, as compared to nil in the year ended December 31, 2019. The Company recognized and included the tax subsidy in the consolidated statements of operations and comprehensive income upon receipt.

Financial expenses

Financial expenses primarily comprised gain or loss recognized from foreign currency transactions and interest incurred on short-term loans. Interest expenses remain relatively stable with slight decreased of $19,797 or 7.73% from $256,069 for the year ended December 31, 2019 to $236,272 for the year ended December 31, 2020. We maintained our level of debt financing as we believe that under the global low interest rate environment for borrowing, utilizing of additional capital for the development of our businesses may be beneficial to the Company as well as to our shareholders. Gain (loss) from foreign currency transactions recognized and included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2020 and 2019, amounted to approximately $(102,000) and $29,000, respectively.

Income before income taxes

Our income before income taxes was approximately $2.7 million for the year ended December 31, 2020, a decrease of 0.17%, as compared to the year ended December 31, 2019.

Income tax expense

Our income tax expense was approximately $0.2 million for the year ended December 31, 2020, compared to approximately $0.6 million for the year ended December 31, 2019, a decrease of approximately $0.4 million. Our taxable income for the year ended December 31, 2020 excluded the other income recognized from the receipt of approximately $0.5 million tax subsidy as such receipt is non-taxable pursuant to the PRC tax regulation. As a result, we incurred less income tax expense for the year ended December 31, 2020.

Net Income

Our net income was approximately $2.4 million for the year ended December 31, 2020, an increase of $0.3 million from $2.1 million for the year ended December 31, 2019. The increase in net income was primarily due to the decrease in income tax expense incurred in the year ended December 31, 2020 associated with the non-taxable receipt of tax subsidy discussed above.

Foreign Currency Translation

Our principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. The spot rate of U.S. Dollar against RMB decreased to 6.5378 as of December 31, 2020 from 6.9615 as of December 31, 2019, the average rate during the respective year then ended remains relatively stable at 6.9003 and 6.9114. As a result of the fluctuation in the foreign currency exchange rate, we have recognized other comprehensive income of approximately $0.5 million, resulted from currency translation adjustments.

The spot rate of U.S. Dollar against RMB increased to 6.9615 as of December 31, 2019 from 6.8778 as of December 31, 2019, the average rate increased to 6.9114 for the year ended December 31, 2019 from 6.6187 for the year ended December 31, 2018. As a result of the fluctuation in the foreign currency exchange rate, we have recognized other comprehensive loss of approximately $50,000, resulted from currency translation adjustments.

Comprehensive Income

Our comprehensive income was approximately $2.9 million and $2.0 million for the years ended December 31, 2020 and 2019, respectively, due to reasons discussed above.

Liquidity and Capital Resources

As of December 31, 2020, we had cash and cash equivalents of approximately $1.4 million. Our current assets were approximately $8.6 million, and our current liabilities were approximately $5.5 million. Total shareholders’ equity as of December 31, 2020 was approximately $8.0 million. Substantially all of our current operations are conducted in the PRC and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. Substantially all of our cash and cash equivalents were held by the Company in the PRC.

In assessing our liquidity, we monitor and analyze our cash on hand and held in the bank, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contributions from shareholders. For the years ended December 31, 2020 and 2019, we yield a positive cash flow of approximately $2.8 million and $1.8 million from operations, respectively. We have historically funded our working capital needs primarily from operations, advance payments from customers and shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2020	2019

Net cash provided by operating activities	$2,764,720	$1,788,640
Net cash used in investing activities	(2,011,864)	(1,342,407)
Net cash provided by (used in) financing activities	322,579	(625,447)
Net increase (decrease) in cash and cash equivalents	1,153,265	(183,507)
Cash and cash equivalents at beginning of the year	280,844	464,351
Cash and cash equivalents at end of the year	$1,434,109	$280,844

Operating Activities

Net cash provided by operating activities was approximately $2.8 million for the year ended December 31, 2020, including net income of approximately $2.4 million, adjusted for non-cash items of approximately $0.8 million and negative changes in operating assets and liabilities of approximately $0.4 million. The changes in operating assets and liabilities mainly included an increase in accounts receivable of approximately $0.6 million, an increase in inventory of approximately $0.4 million, an increase in prepaid expenses and other current assets of approximately $0.3 million, an increase in other assets of approximately $0.1 million, a decrease in notes receivable of approximately $0.7 million and an increase in accounts payable of approximately $0.4 million.

Net cash provided by operating activities for the year ended December 31, 2019 was approximately $1.8 million, which was primarily attributable to net income of approximately $2.1 million, adjusted for non-cash items for approximately $0.6 million and negative changes in operating assets and liabilities of approximately $0.9 million. The changes in operating assets and liabilities mainly included a decrease in accounts receivable of approximately $0.6 million, a decrease in prepaid expenses and other current assets of approximately $0.1 million, an increase in notes receivable of approximately $1.2 million, an increase in inventory of approximately $0.2 million, a decrease in accounts payable of approximately $0.1 million and a decrease in accrued expenses and other payables of approximately $0.1 million.

Investing Activities

Net cash used in investing activities was approximately $2.0 million for the year ended December 31, 2020, which were primarily the result of prepayment made for an acquisition of a business of approximately $1.4 million and payment made to acquire property and equipment of approximately $0.6 million.

Net cash used in investing activities was approximately $1.3 million for the year ended December 31, 2019, primarily the result of payment made to acquire property and equipment.

Financing Activities

Net cash provided by financing activities was approximately $0.3 million for the year ended December 31, 2020, which were primarily the result of advances received from related parties of approximately $5.4 million, repayments made to related parties of approximately $4.9 million, and payments made for financing leases of approximately $0.2 million. We also borrowed approximately $3.8 million of short term loan, and made repayment of approximately $3.8 million to the outstanding short term loan.

Net cash used in financing activities was approximately $0.6 million for the year ended December 31, 2019, which were primarily the result of advances received from related parties of approximately $4.8 million, repayments made to related party advances of approximately $5.6 million, proceeds received from financing liability of approximately $0.1 million, payments of financing liability approximately $0.05 million and payments made for financing leases of approximately $0.2 million. We also borrowed approximately $3.9 million of short term loan, and made repayments of approximately $3.7 million to the outstanding short term loan.

Short Term Loans

Short term loans represent amounts due to various banks on scheduled payment dates set out in the loan agreements. These loans are secured by pledge or guarantees and are classified as short term based on their maturities. Substantially all of the loans are used for the purchase of raw materials. Short term loans consisted of the following at December 31, 2020.

As of December 31,
Lender	2020
Agricultural Bank of China	$2,141,393
Bank of Weifang	1,376,610
Postal Savings Bank of China	305,913
Total	$3,823,916

As of December 31, 2020, third-party company, personal guarantees and pledges provided for the outstanding loans were as follows:

As of December 31,
2020
$2,141,393	Secured by guarantees provided by the CEO and his family members and pledge of the Company’s buildings
$1,376,610	Secured by guarantees provided by the CEO and his family members and certain third-party companies and their respective owners
$305,913	Secured by guarantees provided by the CEO and his family members
$3,823,916	Total

Contractual Obligations

Lease commitments

Finance Lease

The Company acquired certain machinery on finance lease. The amortization of the finance lease asset was approximately $163,000 and $158,000 for the years ended December 31, 2020 and 2019, respectively. The amortization of finance lease asset is included in depreciation and amortization expense. The interest expense on finance lease was approximately $10,000 and $8,000 for the years ended December 31, 2020 and 2019, respectively.

The future minimum lease payments under non-cancelable leases as of December 31, 2020, are as follows:

Finance Lease Payments
2021	$79,700
2022	-
2023	-
2024	-
2025	-
Thereafter	-
Total	$79,700
Less imputed interest	(1,956)
Total capital lease obligation	77,744
Less: current obligation	(77,744)
Long-term lease obligation	$-

Failed sale and leaseback

In June 2019, the Company entered into a sale and leaseback agreement for a 2-year lease of a machinery (the “June 2019 lease”). The lease agreement offers the Company a bargain purchase option to purchase the machinery at the end of lease term for RMB100. The management evaluated the carrying amount of the underlying asset at the end of lease term and its difference between the bargain purchase consideration, and concluded that the Company is reasonably certain to exercise the bargain purchase option. This qualifies the June 2019 lease a failed sale and leaseback transaction and the Company accounts for the June 2019 lease as a financing transaction. The related current portion of financing liabilities as of December 31, 2020 and 2019 amounted to $41,644 and $87,870, respectively, are included in accrued expenses and other payables. The non-current portion of nil and $39,110 as of December 31, 2020 and 2019, respectively, are presented as long-term payables on the accompanying consolidated balance sheets.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2020 and 2019 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Quantitative and Qualitative Disclosures About Market Risks

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our services do not increase with such increased costs.

Interest rate risk

As of December 31, 2020, we had aggregate variable-rate borrowings, including the term-loans borrowed from Agricultural Bank of China (“ABC”), Bank of Weifang (“BOW”), and the revolving credit loan from Postal Savings Bank of China (“PSBC”). The following table depicted the outstanding balance of the term-loans and revolving loan from each bank.

Lender	Outstanding Balance as of December 31, 2020	Impact on Interest Expenses
		Interest Rate +1%	Interest Rate +3%	Interest Rate +5%
Term-Loans
ABC	$2,141,393	$21,414	$64,242	$107,070
BOW	$1,376,610	$13,766	$41,298	$68,831

Revolving Credit
PSBC	$305,913	$3,059	$9,177	$15,296

TOTAL	$3,823,916	$38,239	$114,717	$191,196

Substantially all loans are borrowed with a fixed interest rate. The table above indicates the total interest expenses for the increase of interest rate by 1%, 3% and 5% on an annual basis of our total outstanding short-term bank loans. The increase of the amount of interest expenses will have an adverse impact on our income.

Our exposure to interest rate risk primarily relates to the interest rate on our outstanding short-term loans above-mentioned. Our deposited cash raised by this offering can earn income, on the other hand. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur presently and in the future.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to our consolidated financial statements appearing elsewhere in this annual report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Revenue Recognition

The Company has adopted the new revenue standard, ASC 606, Revenue from Contracts with Customers (Topic 606) for all periods presented. Under ASC 606, the Company recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration which the Company expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer. Revenue is recognized net of value-added tax.

The Company’s revenue is principally derived from sales of products in domestic and overseas markets. Revenue is recognized at the point in time when the performance obligation has been satisfied and control of the products have been transferred to the customers, which generally occurs upon shipment for overseas customers and acceptance for domestic customers based on the terms of the sales contracts.

Revenue is measured by the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for selling products to customers. The Company does not offer or agree on terms that result in variable consideration during the periods presented. Amounts billed and due from customers are short term in nature and are classified as receivables since payments are unconditional and only the passage of time is required before payments are due. The Company does not grant payment financing terms greater than one year. Additionally, the Company does not offer promotional payments, customer coupons, rebates or other cash redemptions offers to its customers.

The Company does not have any contract asset. Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2020 and 2019, the Company recorded contract liabilities, included in accrued expenses and other payables, of $16,846 and 36,026, respectively, which were presented as deferred revenue on the accompanying consolidated balance sheets. The Company recognized $36,026 and $92,066 of beginning contract liabilities as revenue for the years ended December 31, 2020 and 2019, respectively.

The Company’s net revenue segregated by geographic region is as follows:

	For the years ended December 31,
	2020	2019
PRC	$7,860,794	$6,569,188
South Korea	3,298,026	2,684,184
United States	-	39,992
Total	$11,158,820	$9,293,364

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventory write-down, useful lives of property, plant and equipment and intangible assets, valuation allowance of deferred tax assets. Actual results could differ from those estimates.

Lease Commitments

The Company has adopted the new lease standard, ASC 842, Leases (Topic 842) for all periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheets for any new or existing lease arrangements with lease terms of twelve months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes optional renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the ROU asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financing transaction. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. The Company has entered into a sale and leaseback transaction which qualified as failed sale and leaseback transaction as the Company has a purchase obligation to acquire the machinery at the end of the lease term. The asset has been included in the property, plant and equipment, and the amortization is computed based on the shorter of the financing terms or the estimated useful life.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated balance sheets and statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gain and or losses are included in the results of operations as incurred. Gain (loss) from foreign currency transactions recognized and included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2020 and 2019, amounted to approximately $(102,000) and $29,000, respectively.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	December 31, 2020	December 31, 2019
Year-end spot rate	US$1= 6.5378 RMB	US$1= 6.9615 RMB
Average rate	US$1= 6.9003 RMB	US$1= 6.9114 RMB

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt this ASU through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is in the process of evaluating the potential effect on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The ASU is effective for fiscal years beginning after December 15, 2020 and will be applied either retrospectively or prospectively based upon the applicable amendments. Early adoption is permitted. The Company has adopted this ASU starting January 1, 2021. The adoption did not pose material impact to the Company’s financial presentation.

INDUSTRY

All the information and data presented in this section have been derived from the industry report of Beijing Zhong Jing Shi Ye Consulting Co., Ltd. (“ZJSY”) commissioned by us in April, 2021 entitled “Cold Roll Forming Industry in China Market Prospect Analysis and Forecast Report ” (the “CRF Industry Report”) unless otherwise noted. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Overview of Market Demand

Cold Roll forming technology in the world has a history of more than 100 years and it is at the stage of rapid development since 1960. With the development of cold-formed steel production and the expansion of its application scope, the varieties of cold-formed steel are increasing, the product structure is constantly updated, and the product standards are gradually improved. With the continuous emergence of new technology, the range of billet materials and specifications is expanding day by day. There are more than 10,000 varieties and specifications of cold-formed steel produced abroad, among which the specifications range of cold-formed steel is: the width of billet is 10mm-2500mm, and the thickness is 0.1 mm-32 mm. Judging from the material of cold-formed steel, it was mainly plain carbon steel before the 1970 s, accounting for 90%; Since 1970s, through the technical and economic comparison of practical application, high-strength low-alloy steel, alloy steel and stainless steel have been popularized, so that the proportion of ordinary carbon steel products has decreased year by year, while the proportion of alloy steel, high-strength low-alloy steel and stainless steel products has increased year by year.

In addition, the production of crude steel directly affects and determines a country's ability to produce cold-formed steel. According to the statistics of the World Iron and Steel Association, China has the highest crude steel production capacity in the world, followed by

Chart 1 Crude steel output in different countries and regions in the world from 2018 to 2020

Unit: million tons

Region	2020	2019	2018
China	1054.43	996.30	920.00
India	99.57	111.20	109.30
Japan	83.19	99.30	104.30
Russia	73.40	71.90	72.10
United States of America	72.69	87.80	86.60
South Korea	67.12	71.40	72.50
Turkey	35.76	33.70	37.30
Germany	35.66	39.70	42.40
Brazil	30.97	32.20	35.40
Iran	29.03	25.60	24.50

According to statistics, the market demand for cold-formed steel in the United States is about 13.084 million tons, down 9.67% year-on-year.

Chart 2 Changes in the Market Demand of Cold-formed Steel in the United States from 2018 to 2020

Source: World Iron and Steel Association, Analyzed and sorted by China Economic Vision

In recent years, the market scale of cold roll has shown a trend of slowing down. In 2019, the demand scale of the whole industry was RMB 182 billion. In 2020, the demand scale of the industry increased to RMB212.4 billion, a year-on-year increase of 16.7%.

Chart 1 Market size and growth rate of China's cold roll forming industry from 2016 to 2020

Source: National Bureau of Statistics, Analysis and arrangement of cold-formed steel branch and Analyzed and sorted by China Economic Vision

In the next few years, the market and demand of cold-formed steel in China will still keep growing, and with the expansion of national infrastructure investment, the market demand for cold-formed steel in downstream buildings, automobiles, bridges, railways, transmission towers, machinery manufacturing and other application fields will gradually expand. Therefore, there is still much room for development of cold-formed steel in China in the future, and the market is far from saturated.

According to the changing trend of China's cold-bending forming market scale from 2016 to 2020, it is estimated that the market scale of China's cold-bending forming industry will reach about RMB 434.75 billion in 2025 by forecasting the future growth rate of about 15.5%.

Chart 2 Forecast of market scale of China's Cold Roll forming industry from 2021 to 2025

Unit: RMB 100 million

Source: Analyzed and sorted by China Economic Vision

Industry Production

The output of Cold Roll in China shows a certain downward trend. In 2016, the output of China's Cold Roll forming industry was 28.36 million tons; In 2017, the output of China's Cold Roll forming industry was 30.6 million tons, a year-on-year increase of 7.9%; In 2018, the output of China's Cold Roll forming industry was 35.27 million tons, a year-on-year increase of 15.3%; In 2019, the output of China's Cold Roll forming industry was 41.11 million tons, a year-on-year increase of 16.6%; In 2020, the output of China's Cold Roll forming industry was 46.16 million tons, a year-on-year increase of 12.3%.

Chart 29 Output and Growth Rate of Cold Roll Forming Industry in China from 2016 to 2020

Source: National Bureau of Statistics, Analysis and arrangement of cold-formed steel branch and Analyzed and sorted by China Economic Vision

At present, the operating rate of China's cold roll forming industry is kept at around 80%-90%. In 2020, the industrial capacity of cold roll in China will be about 51.58 million tons, up 13.2% year-on-year.

According to the changing trend of the output of China's cold roll forming industry from 2016 to 2020, it is predicted that the output of China's Cold Roll forming industry will reach about 83.924 million tons in 2025.

Chart 31 Output Forecast of Cold Roll Industry in China from 2021 to 2025

Unit: ten thousand tons

Source: Analyzed and sorted by China Economic Vision

OUR BUSINESS

Overview

We, Hongli Group Inc., operating through our PRC subsidiaries, is one of the leading roll forming profile manufactures in China. Our main business operation focuses on the design, production, deep processing, and sales of custom-made profile for machineries and equipment in a variety of sectors including but not limited in mining and excavation, construction, agriculture, and transportation industries.

With more than 20-year operation, we have developed customers in more than 30 main cities in China and a global network covering the U.S., Sweden, Japan and South Korea. Our customers including large corporations and international enterprises such as Weichai LOVOL Heavy Industry Co. Ltd. (“LOVOL”), SUNGJIN TECH CO., LTD (“South Korean VOLVO”), Shandong Lingong Construction Machinery Co., Ltd. (“SDLG”), and some newly developed entities associated with Katsushiro Machinery Co., Ltd. (“Japan Katsushiro”). Most of our customers have been with us for an average of 10 years. Most of our main customers increased orders with us during the fiscal years ended 2020 and 2019, and based on new contracts we had with them recently, they will continue increasing order in the next 2-3 years.

Our Innovations

We employ a broad array of manufacturing techniques, most importantly cold roll forming (“CRF”) which is the technique used for manufacturing all our products that differentiates us from other steel pipe manufacturers that employ alternative forming techniques such as extrusion or pull-trusion. CRF pipe/tubing is widely used for applications where precise dimension and mechanical tolerances are required.

CRF reduces the cost of the material and improves the quality of the product in terms of its surface and size, and allows us to, on one hand, customize our products in accordance with customers’ request and, on the other hand, deliver products with high quality, increase mechanical properties and strength. CRF, together with some specialty production craft, expands our product applications to a variety of industries that have demands for roll forming profiles with high precision and low processing cost.

In addition to our manufacturing techniques, we employ deformed flower designing in our product design which enables visualization of the formation process of the materials, and further ensure the high success rate of our research, development, and design. Currently, we have applied more than 20 patents of utility model for this technique, 14 of which have been approved and widely applied to our production.

Currently, we are under design, research, development, and production of a certain type of cross section profile with unequal thickness. Through the changes of thickness of the profile, such cross section profile has overall stronger strength and lighter weight compared to those regular cross section profile. We are in the preparation of the patent application for such technique, which is expected to be widely used in different applications in five years, including but not limited to, lightweight process of cab, high-strength fireproof door, and window and curtain wall.

Additionally, as of the date thereof, we own 14 patents of utility model, which are valuable assets to the operation of our business.

Our Facilities and Equipment

We have 8 facilities well-equipped with advanced manufacturing equipment, complex production lines, and experienced in-house R&D team, enable us to facilitate our customers’ orders as a “custom-made profile shop” from designing, customizing, manufacturing, and delivery.

Our facilities currently have 10 lines of cold rolling forming production lines, 3 units of laser welding coupled with inspection equipment, 3 units for high frequency welding coupled with inspection equipment, 3 units for welding robots, 5 units for 3D laser cutting machine, 3 units for 3D CNC bending machine, in addition to our hydraulic press, 2 units of CNC machining and 2D laser cutting machine.

●	Cold Roll Forming Production Lines (10 Lines)

Roll-Forming Production Lines	Roll-Forming Production Lines	Roll-Forming Production Lines

●	Laser Welding

4KW Laser Welding facility (2 Units)	6KW Laser Welding facility (1 Units)

High Frequency Welding

Welding Inspection Equipment

High Frequency Welding Inspection Equipment

●	Welding Robots (3 Units)

●	3D Laser Cutting (5 Units)

Italian Machines

Purchased from Germany in 2015

Purchased from Germany in 2018

Purchased in 2019

Purchased in 2020

●	3D CNC Bending (3 Units)

●	Hydraulics

Hydraulic Press (1150 ton, 500 ton, 315 ton)	CNC Machining (2 Units)

2D Laser Cutting Machine

Our Product Applications

We are one of the leading manufacturers of custom-made profile product in china. We produce a comprehensive range of well-designed and customized profile products applied to different kinds of machineries and equipment that are widely used in a variety of sectors, including but not limited to, mining and excavation, construction, agriculture, and transportation industries.

Mining / Excavation	Agricultural Industry

Construction Industry	Transportation

Applications	Percent of sales (LTM Period)	Major Application / Uses
Mining/Excavation	62%	● Widely used in mining industry as key components of excavation cabs

Construction	2%

● Primarily used as key components of construction cabs.

● Depending on demand, we manufacture products as significant components of windows, door, and walls with certain thermotolerance and extensibility.

Agricultural	35%	● Primarily for agricultural machinery used as significant components of cabs and ROPs.

Transportation	1%	● Used as key component of forklift for material transportation industry.

●	Mining/Excavation

Profile for Excavator Cab (1)

Profile for Excavator Cab (2)

Profile for Payloader and Other Engineering Machinery Cabs

●	Construction

Profile and Set for SDLG & VOLVO

●	Agriculture

Agricultural Machinery Cabs and ROPs

●	Transportation

Forklift Cabs

Our Products

We currently produce over 2,000 distinct profile products in a broad range of materials, sizes and shapes. Our outstanding CRF experience and technics enable us to design and produce different shapes and dimensions of profile products based on each specific project demand from different customers. We have always striven to provide product offerings with high quality, precise manufacturing, and on-time delivery.

Below are the selective profile products we have produced for our customers:

Our roll formed profile products have various forms of shapes, including but not limited to, angles, bows, beams, brackets, channels, cross-members, flanges, hats, panels, plates, posts, rails, stakes, tracks. Below are the cross-sections of the selective profile products we have produced for our customers:

Sales and Marketing

Our International Footprint

Through the sales network we can see that our customers are mainly concentrated in the Chinese market. Our customers cover more than 30 cities in China, covering the major heavy industry machinery and agricultural machinery industry enterprises. The top ten domestic heavy industry machinery enterprises and agricultural machinery enterprises in China are all our customers. Enterprises like LOVOL and SDLG are our main customers in China.

As a part of our global sales layout, we opened a sales office in Seoul, South Korea in 2019, staffed by two local South Korean salesmen, to conduct business development in South Korea. In addition, we established a storage center to provide warehousing service in Malmo, Sweden with a third party. As of this prospectus, we are in the process of opening a new sales office in Wisconsin, U.S. to be supported with two local salesmen to develop local businesses in the United States. We also explored the market in Japan by collaboration with Japan Katsushiro who later purchased order from us through its PRC affiliated entities

During the fiscal years ended December 31, 2020 and 2019, approximately 70% of our sales were sourced from China market where our manufacturing facilities located; and approximately 30% of our sales were generated by international customers, respectively.

The below chart details our revenue by percentage generated from top five international markets.

	For the Years Ended December 31,
	2020		2019
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

PRC	$7,860,794	70%	$6,569,188	71%	$1,291,606	19.66%
South Korea	3,298,026	30%	2,684,184	29%	613,842	22.87%
United States	-	-%	39,992	-%	(39,992)	(100%)
Total	$11,158,820	100%	$9,293,364	100%	$1,865,456	20.07%

Our Customers

We have maintained long-term relationship with our major customers, domestically and globally, some which have been with us for an average of 10 years. We generate revenues from sales of products in the domestic and oversea markets. During the fiscal year ended December 31, 2020, we had sales of $7,860,794, or 70%, from the domestic market and $3,298,026 or 30% from our oversea markets, respectively. During the fiscal year ended December 31, 2019, we had sales of $6,569,188, or 71%, from the domestic market and $2,724,176, or 29%, from oversea markets.

The following table set forth the top customers each of which we generated more than 10% of sales from during the fiscal years ended December 31, 2020 and 2019:

	For Fiscal Year Ended December 31, 2020		For Fiscal Year Ended December 31, 2019
Name of Customer	Sales ($)	Percentage	Sales ($)	Percentage
Weichai LOVOL Heavy Industry Co. Ltd (“LOVOL”)	3,920,577	35%	2,970,784	32%
SUNGJIN TECH CO.，LTD (“South Korean VOLVO”)	3,028,734	27%	2,613,233	28%
Shandong Lingong Construction Machinery Co., Ltd. (“SDLG”)	1,854,421	17%	1,894,637	20%
Total	8,803,732	79%	7,478,654	80%

We are one of the core strategic suppliers to LOVOL. We started to provide raw materials to LOVOL in 2002 and began to provide various profile products since 2008, primarily used for cabs of excavator and structural parts for agricultural machinery, some of which are cab side, safety frame, axial-roller, and U frame,

South Korean VOLVO, as the controlling shareholder of SDLG, reached to us in 2014 for profile product used for its loaders and then continued to engage us in its excavator productions, further, its South Korean and Sweden projects. Based on our 7-year business relationships, our profile products satisfied its demands and made us become its global strategic partner, providing certain profile products for all the excavators.

We have worked with SDLG for more than a decade. We are engaged in the design and production of profile product, as well as deep processing, including but not limited to, formation, laser cutting, and welding. We were recognized as the outstanding supplier and quality suppliers by SDLG and expect to have increasing orders from SDLG.

We believe that we will keep maintain the close relationships with these long-term business partners, while develop new customers and new market in the future.

Our Suppliers

Our primary raw material input is strip steel. Depending on each client’s specific needs, we purchase specific type of stainless steel billet and different manufacturing techniques are used for processing raw materials into finished goods to make sure the products meet customer’s quality standard.

We purchase our raw materials from a variety of sources and consolidate purchases among our top suppliers to improve cost and delivery terms. We maintain flexibility to purchase raw materials from a variety of sources based on price, availability and end-user specifications. For example, we maintain active relationships with other suppliers to ensure alternative sources of supply. We have also developed supply programs with certain of our key suppliers that we believe provide us with reduced lead times for steel purchases relative to our competitors. We believe our scale is a key competitive advantage, as we are able to leverage our purchasing volume and market insights to obtain more favorable terms from our suppliers and drive procurement savings.

The following table sets forth the top suppliers each of which we purchased more than 10% of raw material from during the fiscal years ended December 31, 2020 and 2019:

	For Fiscal Year Ended December 31, 2020		For Fiscal Year Ended December 31, 2019
Name	Purchase ($)	Percentage	Purchases ($)	Percentage
Shanghai Wanhe Supply Chain Management Co., Ltd	3,724,430	62%	1,887,949	44%
Shanghai Tongzhan Industry Co., Ltd.	-	-%	479,796	11%
Total	3,724,430	62%	2,367,745	55%

We do not have irreplaceable reliance on these suppliers. Our suppliers are all distributors, who source the raw materials from the raw material manufactories, so there are many other distributors in the market with the same sources of raw material. We can always find other suppliers as a substitute to meet our purchase requirements of, including but not limited to, quality, volume, price, and delivery.

Expansion Plan

Due to the rapid development of our company in the past several years, we find that the existing plants capacities have been unable to meet our customers’ demands, especially our long-term development. In order to develop our business, we have been working to expand our manufacturing capability by (i) purchasing a well-equipped industrial park near our current factory with a parcel of land, four workshops and associated infrastructure; and (ii) purchasing new production facilities for four workshops (“Expansion Plan”).

(i)	A purchase of use right of two parcels of land with a factory building and associated infrastructure on one parcel of the land.

In November 2020, we entered into a letter of intent with a third party to acquire all of its assets located in an industrial area in Changle County, Weifang City, Shandong Province including its use rights of two parcels of industrial land (approximately 51 acres), building, facilities, infrastructure and equipment for a total consideration of $19.09 million (RMB124.8 million) (excluding tax payable under this transfer) and paid deposit of $1.53 million (RMB 10 million) pursuant to the terms of the letter of intent.

We have commenced the transfer of use rights of one parcel (approximately 20 acres) with local relevant government authority and expect to receive the approval of the transfer in June 2021. We also have commenced the transfer of the ownership of the building, facilities and infrastructure on this parcel with relevant authorities and expect to complete by October 2021. We believe this parcel along with the building, facilities and infrastructure will satisfy our expansion needs in the next 5 years or more.

In addition, the local government has certain allowance on the maximum amount of industrial land that they can grant use rights to, which results in that the transferor has not obtained the use rights for the other parcel of the land (approximately 31 acres). We plan to apply the use right for such parcel on as needed basis and within the annual allowance by the local government.

We paid the deposit of $2.29 million (RMB 15million) from our working capital and are currently in discussion with a local bank loan with a fixed five-year term on this project for principal amount $12.24-$15.30 million (RMB 80M-100M) with an expected annual interest rate of 6%. As we have not started the loan application, we cannot assure you that if our loan will be approved or if approved, at our expected interest rate or terms acceptable or favorable to us.

In addition, assuming that we successfully consummate this offering, we plan to allocate up to $7.65 million (RMB 50M) of the proceeds to repay the bank loan, however, we may adjust this amount if we expect better return from other uses such as we need to hire additional employee or speed up our expansion to increase our production if our customers increase their orders more than we expected or if we need to adjust our plan to respond to market developments which may be more profitable to us.

(ii)	New production facilities.

There are four workshops inside the factory building that we are purchasing, for which, we have the following plans.

Work Shop #	Size (square feet)		Production Line	Usage	Application in Industry	Costs ($, in millions)	Expect Timeline	Expected Capacity upon Completion
1	101,525		Automatic welding production line	Structural welding production	Evacuation Agriculture	1.22 (RMB 8M)	End of 2021	Evacuation structural parts 20,000 Agricultural structural parts 30,000
			Testing lab	For all purpose		1.22 (RMB 8M)	End of 2024
2	101,525		Roll forming profile line	Cold Roll forming	Construction Transportation	3.82 (RMB 25M)	End of 2021	50,000 tons
3	162,212		Components of cabs	Machinery cabs	Evacuation Agriculture	3.82 (RMB 25M)(1)	End of 2022(1)	Evacuation machinery cabs 10,000 Agricultural machinery cabs 10,000
4	164,634	(2)	-	-	-	-	-	-
Total	529,896		-	-	-	10.08 (RMB 66 M)	-	-

(1)	Including completion of a coating line $2.29 million (RMB 15M) by first half of 2022, assemble line $0.31 million (RMB 2M) by end of 2022 and a stamping line $1.22 million (RMB 8M) by end of 2022.

(2)	We currently do not have specific plan for workshop depending the growth of customers’ orders and market trend.

We plan to fund the new production facilities from the proceeds of this offering up to $7.65 million (RMB 50M), supplemented by the profits generated by our operation.

Our Competitive Strengths

Solutions provider to our customers, committed to one-stop service

We are committed to offering our customers one-stop service with wide product diversity, high quality and reliability. We serve as a “custom-made profile shop” for many of our customers. Differentiating from many other suppliers in China who either manufacture very limited profiles, or produce raw material steel, or solely engage in trading profiles, we have not only an experienced R&D team understanding customers’ needs and specifications but also extensive and diversified manufacturing techniques and facilities to test, design and customize products based on the customers’ demands including bending, cutting, welding, assembling and coating.

Stable customer base

With more than 20 years’ operation, we have accumulated solid and stable customer base domestically and internationally. Our customers including large corporations and international enterprises such as South Korea VOLVO, LOVOL, and SDLG, and developing new businesses such as SKM, ZKM, KMQ, and KKM which are four factories set up by Japanese Katsushiro in China. Most of our customers have been with us for an average of 10 years and most of our main clients have been increasing orders with us.

Deep domain knowledge and industry expertise

We have gained and developed deep domain knowledge and industry expertise from over 20 years of experience in service and production, which is built into and will continue to contribute to the robust and differentiated capabilities of our products. In addition to the strong support from our in-house research and development (the “R&D”), we collaborate with domestic and foreign universities who provide technique assistance, offer advices and guidance, conduct certain research, and develop innovative techniques based on our demands useful to us. We established the International Academician Workstation (Russia) with Oleg Fatkulin, the academician of Russian Academy of Engineering and his research team and the school-enterprise cooperative research and development center with Beijing Institute of Technology. Additionally, we established good cooperative relations with domestic and foreign molding equipment companies. With such support, we are allowed to address the continuous innovation demand of customers.

Diversified market and territory outreach

We believe we have diversified customer portfolio and territory outreach to mitigate impact by economic and industry cycle. Our customers spread over more than 8 industries in more than 4 countries, and we are still expanding to new areas, and this gives us protection against recession of one industry or one country.

Rigorous quality Control

We established a comprehensive quality management system, implemented by a quality management system (QMS) in compliance with ISO14001 quality management systems. We have applied for the IATF16949, which is an international standard for automotive quality management systems. We apply national standards of product quality testing system to ensure that the products manufactured has a pass rate of 95% to provide our clients with high-quality, highly reliable products.

Experienced and proven Management Team

Our senior management team has decades of leadership experience in the industrial custom-made profile industry, transportation and logistics and other relevant industrial sectors. Our management team and senior management intend to remain with us in the capacity of officers and/or directors, which will provide helpful continuity in advancing our strategic and growth goals.

Our Business Strategies

Our primary objective is to create value by sustaining growth in earnings and cash flows from operating activities over various economic cycles. To achieve this objective, we strive to improve our cost structure, provide high quality service and products, expand our product offerings and increase our market share.

Expand Leading Market Positions

We believe that our leading market position and scale are our most compelling competitive strengths. Our management team is focused on expanding market share, which we believe will generate operating leverage and improved financial performance. We believe this can be accomplished through acquisitions and organic initiatives, including offering new products, serving additional end markets and increasing customer penetration and geographic coverage. As a part of our global sales layout, we opened a sales office in Seoul, South Korea in 2019, staffed by two local South Korean salesmen, to conduct business development in South Korea. In addition, we established a storage center to provide warehousing service in Malmo, Sweden with a third party. We plan to open a new sales office in Wisconsin, U.S. supported with two local salesmen to develop local businesses in the United States. We have hired a sales staff in the U.S. in October 2020, through whom we have already reached out to certain potential clients. We plan to become an independent custom-made profile supplier in the heavy machinery industry market, as well as construction industry in the U.S. As part of our business strategy, we will also evaluate acquisition opportunities from time to time.

Expand our product portfolio to be responsive to market conditions

We seek to maintain flexibility to adjust our product mix and rapidly respond to changing market conditions. While prioritizing our high margin products, we regularly evaluate our portfolio of assets to ensure that our offerings are responsive to prevailing market conditions. We expect to see an increase in the sales volume of our construction machinery parts in the construction industry in the face of the domestic market trends to replace aluminum profiles for fire protection by steel structure curtain walls. However, the domestic market for steel structure curtain walls is currently dominated by imports. In the near future, it is a part of our business plan to cooperate with architectural design institute to promote domestic steel structure curtain walls. We have been keeping interested customers in contact and expect to see an increase in our related annual sales in connection with the construction machinery parts. We will continue to assess and pursue opportunities to utilize, optimize and grow production capacity to capitalize on market opportunities.

Expand Our Production Capacity

We intend to further expand our production capacity by purchasing a new facility in Economic Development Zone, Changle County, Weifang, Shandong, the same location as our current factories, in order to cope with the anticipated increase in demand in the future. We have begun the negotiation of the purchase of the facility, which is expected to complete by the end of April 2021. For the additional phase of the new facility, we expect to install more production lines. This will allow us to produce more of our products in-house rather than through third-party contractors, which we believe will help increase our profit margin overall and give us more control and better oversight over our production timeline.

Provide Superior Quality Products and Customer Service

Our products play a critical role in a variety of construction, infrastructure, equipment and safety applications. Our emphasis on manufacturing processes, quality control testing and product development helps us deliver a high-quality product to our customers. We focus on providing superior customer service through our geographic manufacturing footprint and continued development of our proprietary, vendor managed system, as well as our experienced sales forces. We also seek to provide high-quality customer service through continued warehouse optimization, including increased digitization and automation of certain systems to debottleneck loading and dispatch logistics and improve truck availability. We believe that warehouse, transportation and shipping logistics and speed of delivery represents a key area of commercial differentiation relative to our competitors.

Focus on Efficient Manufacturing and Cost Management

We strive for continued operational excellence with the goal of providing high-quality products at competitive prices. We plan to introduce single minute exchange of die (“SMED”) to replace or supplement our laser welding in the third quarter of 2021, SMED is a technology that available to roll forming profile manufacture which can substantially reduce the raw material waste and reduce the adjustment frequency. We also plan to purchase automation equipment to atomize assemble and installation of certain products. Our operating personnel continually examine costs and profitability by product, plant and region. Our goal is to maximize operational benchmarks by leveraging skilled manufacturing and supply chain management processes.

Focus on key customer relationships

We believe that our relationships with our key customers provide a competitive advantage of us. Based on each customer’s demands, we actively engage in the design and development of new profile of each project. We always ensure the quality and delivery of our product provided for our customers. In Addition, we maintain close correspondence with our customers to update any new and cost-efficient techniques and adjust the price accordingly, and timely collect customers’ feedback through our sales, quality, and technique staff. It is our mission to continuously improve our equipment, techniques, and production to satisfy our customers’ wide variety of product demands.

Execute Pricing Strategy to Pass Through Underlying Costs

We believe we have a track record of managing underlying commodity price exposure through our price negotiation, raw material procurement and inventory management program. In addition to managing underlying commodity prices, more recently we have had success in sharing transportation costs with our customers through our product pricing strategies. We believe there is opportunity to implement this pricing strategy for our other products as well.

Coronavirus (COVID-19) Update

Since early 2020, the epidemic of the novel strain of coronavirus (COVID-19) (the “COVID-19 pandemic”) has spread across China and other countries and has adversely affected businesses and economic activities in the first quarter of 2020 and beyond. We followed the restrictive measures implemented in China, by suspending onsite operation and having employees work remotely until February 2020, when we started to gradually resume normal operations. Consequently, the COVID-19 pandemic may have adversely affected our business operations, financial condition and operating results for 2020, including but not limited to material negative impact to our total revenues and slower collection of accounts receivables. The pandemic continues to affect our business in the period after the fiscal year ended December 31, 2020. Due to the high uncertainty of the evolving situation, we have limited visibility on the full impact brought upon by the COVID-19 pandemic and the related financial impact cannot be estimated at this time.

We are monitoring the global outbreak and spread of COVID-19 and taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business (including but not limited to our employees, customers, and other business partners) posed by its spread and the governmental and community reactions thereto. We continue to assess and update our business continuity plans in the context of this pandemic, including taking steps in an effort to help keep our workforces healthy and safe. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences), and we expect to take further actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees, customers and other business partners. We are also working with our suppliers to understand the existing and future negative impacts, and to take actions in an effort to mitigate such impacts. Due to the speed with which the COVID-19 pandemic is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results.

Source and Cost of Revenues

We generate approximately 70% of our sales revenue from China market for the fiscal years ended December 31, 2020 and 2019. For the same period, South Korea account for approximately 30% of our total revenues, respectively.

Our cost of revenues consists of cost to manufacture our products, primarily includes the cost to purchase raw materials and depreciation of our production machinery and equipment. Our cost of revenues increased by approximately $1.4 million or 26.50% to approximately $6.7 million for the year ended December 31, 2020 from approximately $5.3 million for the year ended December 31, 2019. The increase in cost of revenue is relatively consistent with the increase of our revenues.

Research and Development

We maintain an internal dedicated engineering and technology team, consisting of design engineers who are responsible for die forming, process engineers who are responsible for production processes, university professors who are responsible for material properties, quality engineers who are responsible for production quality control, technical administrators who are responsible for projection development, and others who are responsible for process technology. As of the date of this prospectus, our team consists of 20 full-time R&D personnel, which accounts for 13% of the Company’s employees. We incurred R&D expenses of $643,958 and $374,086, which included in the selling, general and administrative expenses in the statements of operations and comprehensive income for the fiscal years ended December 31, 2020 and 2019, respectively.

In June, 2018, we established our laboratory center, focusing on the research and development of roll forming profile. We strive to further develop and improve our forming process by 1) developing more collaborative application products and services to improve the customer's service experience; 2) updating our processing equipment to meet the personalized needs of enterprise customers; and 3) strengthening the latest theory and technology research of roll forming profile, to promote the technology development of roll forming profile to a higher level.

Our Quality Control Procedure

We consider it is essentially important to maintain an efficient and sufficient inspection procedures of our products which is demonstrated as follows:

During the procedures set forth above, we have implemented the five tools of quality assurance:

●	SPC- Statistical Process Control,

●	MSA—Measurement System Analysis,

●	FMEA—Failure Mode and Effects Analysis,

●	APQP—Advanced Product Quality Planning;

●	PPAP—Production Part Approval Process

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law in the PRC, as well as confidentiality procedures and contractual provisions with our employees, contractors and others to protect our proprietary rights.

We currently own 14 patents utility model, which are the valuable and important assets for our operation.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Risk Factors—Risks Relating to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could cause a loss of customers, reduce our revenues and harm our competitive position.”

The following is a list of our patents that have been authorized in PRC:

No.	Current Owner	Patent Name	Patent Number	Category	Registration Date
1	Hongli Shandong	A new hydraulic system of push bending machine	zl201621253954.4	Utility Model	7/4/2017
2	Hongli Shandong	A new type of automatic shearing Butt Welder	zl201621253949.3	Utility Model	7/4/2017
3	Hongli Shandong	A new type of step feeding device	zl201621253870.0	Utility Model	7/4/2017
4	Hongli Shandong	An excavator in the cab with a cold forming profile	zl201621253950.6	Utility Model	8/4/2017
5	Hongli Shandong	An improved transmission system for cold forming profile	zl201621252915.2	Utility Model	8/18/2017
6	Hongli Shandong	A new type of push bending machine	zl201621253955.9	Utility Model	7/4/2017
7	Hongli Shandong	A profile for excavator door frame	zl201920579330.9	Utility Model	12/6/2019
8	Hongli Shandong	A profile for forklift truck cab door	zl201920579334.7	Utility Model	12/6/2019
9	Hongli Shandong	A back post of an excavator cab	zl201920579337.0	Utility Model	12/27/2019
10	Hongli Shandong	A profile for the front post of the cab of an excavator	zl201920579336.6	Utility Model	12/27/2019
11	Hongli Shandong	A middle supporting column in the cab of an excavator	zl201920579331.3	Utility Model	12/27/2019
12	Hongli Shandong	A profile for the framework of an excavator	zl201920579329.6	Utility Model	12/27/2019
13	Hongli Shandong	A profile for the front column of the cab of a forklift truck	zl201920579333.2	Utility Model	12/27/2019
14	Hongli Shandong	A profile for the front crossbeam on the top of a tractor cab	zl201920579332.8	Utility Model	12/31/2019

Facilities

Our headquarters and executive office are located in Weifang, China and consist of approximately 1,583 square meter of office space. In addition to our headquarters, we have 8 factories of approximately 14,825 square meter.

We have the property ownership of the properties as follows:

No.	Facility	Address	Size (Square Meter)
1	Office	North Sanli Street No. 487, Building 4 Economic Development District, Changle County, Weifang, Shandong.	Bldg. 4 – 1,583.27
2	Factories	North Sanli Street No. 487, Building 1, and 2, Economic Development District, Changle County, Weifang, Shandong.	Bldg. 1 – 2,606.48 Bldg. 2 – 877.47
3	Factories	North Sanli Street No. 487, Building 6, 7, and 8, Economic Development District, Changle County, Weifang, Shandong.	Bldg. 6 – 710.04 Bldg. 7 – 387.55 Bldg. 8 – 4,304.55
4	Cafeteria	North Sanli Street No. 487, Building 3, Economic Development District, Changle County, Weifang, Shandong.	Bldg. 3 – 187.63
5	Staff Garage	North Sanli Street No. 487, Building 5 Economic Development District, Changle County, Weifang, Shandong.	Bldg. 5 – 218.97

Corporate Information

Our principal executive office is located at Beisanli Street, Economic Development Zone, Changle County, Weifang, Shandong, China. Our telephone number is +86 0536-2185222. Our website is as follows https://www.hlyxgg.com. The information on our website is not part of this prospectus.

Our Corporate Structure

We are a holding company incorporated on February 9, 2021, under the laws of the Cayman Islands, or Hongli Cayman. We have no substantive operations other than holding all of the issued and outstanding shares of Hongli Hong Kong Limited, or Hongli HK, which was established in Hong Kong on March 5, 2021. Hongli HK is also a holding company holding all of the outstanding equity of Shandong Xiangfeng Heavy Industry Co., Ltd., or Hongli WFOE, which was established on April 8, 2021 under the laws of the PRC.

We conduct our business through our variable interest entity, or VIE, Shandong Hongli Special Section Tube Co., Ltd., or Hongli Shandong, a PRC company, and through its wholly owned subsidiary, Beijing Haozhen Heavy Industry Technology Co., Ltd., a PRC company, Shandong Maituo Heavy Industry Co., Ltd., or Maitou Shandong, a PRC company, and its 70% owned subsidiary Shandong Haozhen Heavy Industry Technology Co., Ltd., or Haozhen Shandong, a PRC company. We commenced our operations under the name Shandong Changle Hongli Steel Tube Co., Ltd. to provide industrial pipes and tubes products. Hongli Shandong was incorporated on September 13, 1999 by Ronglan Sun and Li Liu, who originally held 40% and 60% equity interests in Hongli Shandong, respectively.

On June 20, 2001, Hongli Shandong changed its name to Changle Hongli Steel Tube Co., Ltd.

On March 28, 2005, Hongli Shandong increased its registered capital to RMB 4.8 million. Yuanqing Liu, Ronglan Sun, and Li Liu contributed a 40%, 30%, 30% equity interest, respectively. Hongli Shandong changed its name to Shandong Changle Hongli Steel Tube Co., Ltd.

On November 3, 2010, Hongli Shandong increased its registered capital to RMB 5 million. Yuanqing Liu, Ronglan Sun, and Jie Liu contributed a 40%, 30%, 30% equity interest, respectively.

On October 28, 2010, Hongli Shandong changed its name to Shandong Hongli Special Section Tube Co., Ltd.

On May 23, 2019, Hongli Shandong established its wholly subsidiary Maituo Shandong. Maituo Shandong engages in production of special-shaped steel pipe, construction machinery processing; mining machinery and agricultural machinery steel, stainless steel and corrosion-resistant alloy, automotive parts steel production, sales; cold-forming technology research and development and technical services; goods import and export (for projects subject to approval according to law, business activities may be carried out only after approval by relevant departments). Maituo Shandong has not commenced its operation since its incorporation.

On September 18, 2020, Hongli Shandong and Shengda Technology Co. Ltd, a South Korean company established Haozhen Shandong. Hongli Shandong contributes a 70% equity interest in Haozhen Shandong. Haozhen Shandong engages in metal chain and other metal products manufacturing; metal chain and other metal products sales; metal structure manufacturing; metal structure dales; general parts manufacturing; high-quality special steel materials sales; steel calendering processing (except for items subject to approval according to law, and operating activities independently according to law with business license) permitted items: goods import and export (for items subject to approval according to law, business activities may be carried out only after approval by relevant departments, and the specific business items shall be subject to the approval result). Haozhen Shandong has not commenced its operation since its incorporation.

On February 9, 2021, Hongli Cayman was incorporated in the Cayman Islands. Hongli Cayman issued 97 Ordinary shares at $0.0001 par value to Hongli Development Limited, or Hongli Development, a British Virgin Islands company, owned by Yuanqing Liu, Jie Liu, and Ronglan Sun, three founders of the Company, and issued 3 Ordinary shares at $0.0001 par value to Hongli Technology Limited, or Hongli Technology, a British Virgin Islands company, 100% owned by Haining Wang. Hongli Cayman and Hongli HK were established as the holding companies of Hongli WFOE.

Corporate Structure

The following charts summarize our corporate legal structure and identify our subsidiaries, our VIE and its subsidiaries as of the date of this prospectus.

Name	Background	Ownership
Hongli Development Limited	● A British Virgin Islands company ● Incorporated on February 8, 2021 ● A holding company	Owned by Yuanqing Liu, Jie Liu, and Ronglan Sun, the founders of the Hongli Shandong
Hongli Technology Limited	● A British Virgin Islands company ● Incorporated on February 8, 2021 ● A holding company	100% owned by Haining Wang
Hongli Hong Kong Limited	● A Hong Kong company ● Incorporated on March 5, 2021 ● A holding company	100% owned by Hongli Cayman
Shandong Xiangfeng Heavy Industry Co., Ltd.	● A PRC company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on April 8, 2021 ● Registered capital of $ 5,000,000 ● A holding company	100% owned by Hongli HK
Shandong Hongli Special Section Tube Co., Ltd.

●   A PRC limited liability company

●   Incorporated on September 13, 1999

●   Registered capital of $764,783 (RMB 5 million)

●   Engage in production and sales of steel profile product; import and export business of mechanical processing, sales and above products (for items subject to approval according to law, business activities may be carried out only after approval by relevant departments.

VIE of Hongli WFOE
Beijing Haozhen Heavy Industry Technology Co., Ltd.

●   A PRC limited liability company

●   Incorporated on February 4, 2021

●   Registered capital of $152,957 (RMB 1 million)

●   Engage in technology development, technology promotion, technology transfer, technology consulting, technical services; product design; model design; sales of self-developed products, metal materials, metal products, non-metal ore, metal ore, building materials; import and export of goods.

97% owned by Hongli Shandong
Shandong Maituo Heavy Industry Co., Ltd.

●   A PRC limited liability company

●   Incorporated on May 23, 2019

●   Registered capital of $5,812,353 (RMB 38 million)

●   Engages in production of special-shaped steel pipe, construction machinery processing; mining machinery and agricultural machinery steel, stainless steel and corrosion-resistant alloy, automotive parts steel production, sales; cold-forming technology research and development and technical services; goods import and export (for projects subject to approval according to law, business activities may be carried out only after approval by relevant departments).

100% owned by Hongli Shandong
Shandong Haozhen Heavy Industry Technology Co., Ltd.

●   A PRC limited liability company

●   Incorporated on September 18, 2020

●   Registered capital of $5 million

●   Engage in metal chain and other metal products manufacturing; metal chain and other metal products sales; metal structure manufacturing; metal structure dales; general parts manufacturing; high-quality special steel materials sales; steel calendering processing (except for items subject to approval according to law, and operating activities independently according to law with business license) permitted items: goods import and export (for items subject to approval according to law, business activities may be carried out only after approval by relevant departments, and the specific business items shall be subject to the approval result).

70% owned by Hongli Shandong

Contractual Arrangements

Hongli Shandong is controlled through contractual arrangements in lieu of direct equity ownership by us or any of our subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) and irrevocable spousal consent letters (collectively, the “Contractual Arrangements”), which were signed on April 12, 2021.

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation and Management Agreement

Pursuant to the exclusive business cooperation and management agreement between Hongli WFOE and Hongli Shandong, Hongli WFOE has the exclusive right to provide Hongli Shandong with complete business support, operational management, and technical and consulting services, including all services within the business scope of Hongli Shandong as may be determined from time to time by Hongli WFOE, such as but not limited to technical services, business consultations, and marketing consultancy. In exchange, Hongli WFOE is entitled to an annual service fee that equals to the audited total amount of the net income of such fiscal year of Hongli Shandong. If Hongli Shandong’s annual net income is zero, Hongli Shandong is not required to pay the service fee. If Hongli Shandong sustained losses in any fiscal year, all such loses will be carried over to the next year and deducted from the service fee of the next year.

The exclusive business cooperation agreement remains in effect, unless terminated pursuant to this agreement or upon the mutual consent. Hongli Shandong should not unilaterally terminate this agreement unless Hongli WFOE commits gross negligence or a fraudulent act against Hongli Shandong. However, Hongli WFOE has the right to terminate this agreement upon giving 30 days’ prior written notice to Hongli Shandong at any time.

Exclusive Option Agreements

Pursuant to the exclusive option agreement, among Hongli HK, Hongli Shandong and the shareholders who collectively owned all of Hongli Shandong, such shareholders jointly and severally grant Hongli HK an option to purchase their equity interests in Hongli Shandong. The purchase price shall be equal the actual capital contributions paid in the registered capital of Hongli Shandong by the shareholders for the portion of equity interests to be purchased by Hongli HK or the lowest price allowed by the PRC laws and regulations. Hongli HK or its designated person may exercise such option at any time to purchase all or part of the equity interests in Hongli Shandong until it has acquired all equity interests of Hongli Shandong, which is irrevocable during the term of the agreements.

The exclusive call option agreement remains in effect for 10 years, and Hongli HK has the right to extend it for an additional 10 years.

Equity Interest Pledge Agreement

Pursuant to the equity pledge agreement among the shareholders who collectively owned all of Hongli Shandong, such shareholders pledge all of the equity interests in Hongli Shandong to Hongli WFOE as collateral to secure the obligations of Hongli Shandong under the exclusive business cooperation and management agreement and the exclusive option agreement. These shareholders are prohibited or may not transfer the pledged equity interests without prior written consent of Hongli WFOE unless transferring the equity interests in accordance to the performance of the exclusive option agreement.

The equity interest pledge agreement shall be terminated upon the full payment of the consulting and service fees under the business cooperation and management agreement and upon the fulfillment of Hongli Shandong’s obligation under the business cooperation and management agreement. Additionally, Hongli WFOE shall cancel or terminate this equity interest agreement as soon as reasonably practicable.

Shareholders’ POAs

Pursuant to the shareholders’ POAs, the shareholders of Hongli Shandong give Hongli HK or its subsidiary an irrevocable proxy to act on their behalf on all matters pertaining to Hongli Shandong and to exercise all of their rights as shareholders of Hongli Shandong, including the right to attend shareholders meetings, to exercise voting rights and all of the other rights, and to designate and appoint the legal representative, the executive directors and/or director, supervisor, the chief executive officer and other senior management members of Hongli Shandong, sign and execute transfer documents and any other documents pursuant to the exclusive option agreement and the equity interest pledge agreement. The POAs shall remain in effect while the shareholders of Hongli Shandong hold the equity interests in Hongli Shandong.

Irrevocable Spousal Consent Letters

Pursuant to the irrevocable spousal consent letters, the spouse of all the shareholders of Hongli Shandong consent to the execution of the exclusive business cooperation and management agreement, equity interest pledge agreement, exclusive option agreement, and the power of attorneys signed by their spouse. The spouse of the sharehodlers of Hongli Shandong further undertake not to make any assertions in connection with the equity interests of Hongli Shandong held by the shareholers and confirm no authorization or consent will be required from them for the shareholders’ performance of any transaction documents in connection with these agreements. However, if the spouse of the shareholder obtain any equity interest held by the shareholders for any reason, they commit to be bounded by these agreements and comply with the obligation of the shareholders of Hongli Shandong thereunder.

Based on the foregoing contractual arrangements, which grant Hongli WFOE effective control of Hongli Shandong and enable Hongli WFOE to receive all of their expected residual returns, we account for Hongli Shandong as a VIE. Accordingly, we consolidate the accounts of Hongli Shandong and its subsidiaries for the periods presented herein as if the current corporate structure (“restructuring” or “reorganization”) had been in existence throughout the periods presented under common control in accordance with Regulation S-X-3A-02 promulgated by the SEC and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

REGULATIONS

PRC Regulations

Regulations Related to Foreign Investment

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law.

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with relevant provisions on labor protection.

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by the Ministry of Commerce (the “MOFCOM”) and National Development and Reform Commission (the “NDRC”). In June 2017, MOFCOM and the NDRC promulgated the Catalog (2017 Revision), which became effective in July 2017 and was amended in June 2018. In June 2018, the Guidance Catalog of Industries for Foreign Investment (2017 Revision) was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018 Version). In June 2019, Special Administrative Measures (Negative List) for Admission of Foreign Investment (2019 Version) or the Negative List, replaced 2018 Version of the Negative List. In June, 2020, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), or the Negative List, which became effective on July 23, 2020. Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally deemed as constituting a third “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

Regulations Related to Intellectual Property Rights

Copyright

Pursuant to the Copyright Law of the PRC, which was first promulgated by the Standing Committee of the National People’s Congress, or the SCNPC on September 7, 1990 and became effective from June 1, 1993, and was last amended on November 11, 2020 and to be effective on June 1, 2021, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Trademark

Trademarks are protected by the Trademark Law of the PRC, which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 1983 and as most recently amended on April 29, 2014. The Trademark Office of China National Intellectual Property Administration handles trademark registrations. The Trademark Office grants a 10-year term to registered trademarks and the term may be renewed for another 10-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Patent

The Patent Law of the PRC promulgated in March 12, 1984, which became effective on April 1, 1985 and was recently revised by the Standing Committee of the National People’s Congress on October 17, 2020 (which revision will become effective on June 1, 2021), provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The protection period is 20 years for inventions and 10 years for utility models and designs, all of which commence from the date of application of patent rights under the current Patent Law of the PRC. The protection period has been slightly amended in recent amendment which will become effective on June 1, 2021. The terms of protection for invention and utility patents will still be 20 years and 10 years, respectively, in general. The term of protection for a design patent will be extended from 10 years to 15 years. In addition, for invention patents, in situations where a patent is only granted after 4 years or more from its filing date or 3 years or more after a request for substantive examination date, the applicant can request for an extension of protection term for any unreasonable delay.

Domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names, or the Domain Name Measures, which was promulgated by the PRC Ministry of Industry and Information Technology, or the MIIT, on August 24, 2017, which became effective on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. Pursuant to these measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations Related to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, promulgated by the State Council in 1996 and most recently amended in 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange or SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which was most recently amended in 2019 and substantially amends and simplifies the current foreign exchange procedures. Pursuant to SAFE Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts, and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, pursuant to which, instead of applying for approval regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19. Pursuant to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). In addition, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis. A foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business. Where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

In June 2016, SAFE promulgated Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, pursuant to which, in addition to foreign currency capital, enterprises registered in China may also convert their foreign debts, as well as repatriated fund raised through overseas listing, from foreign currency to Renminbi on a discretional basis. SAFE Circular 16 also reiterates that the use of capital so converted shall follow “the principle of authenticity and self-use” within the business scope of the enterprise. According to SAFE Circular 16, the Renminbi funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures beyond the business scope of the enterprises or prohibited by laws and regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) granting loans to non-affiliated enterprises, except as expressly permitted in the business license; and (iv) purchasing non-self-used real estate (except for the foreign-invested real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

In October 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested enterprises, or FIEs, to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since this circular is newly promulgated, it is unclear how the SAFE and competent banks will carry it out in practice.

Regulations Related to Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37 which was most recently amended on June 15, 2018 and has replaced the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (known as Circular 75). SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or “SPVs,” by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In February 2015, SAFE promulgated the SAFE Circular 13. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV.

In addition, pursuant to SAFE Circular 37, an amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration requirements as set forth in SAFE Circular 37 and SAFE Circular 13, misrepresent on or failure to disclose controllers of foreign-invested enterprises that are established by round-trip investment may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

All of our shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37.

Regulations Related to Foreign Debt

A loan made by foreign investors as shareholders in an FIE is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Regulation on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debt Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branches within fifteen business days after the entering of the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of an FIE cannot exceed the difference between the total investment and the registered capital of the FIE.

On January 12, 2017, the People's Bank of China, or the PBOC, promulgated the Notice of the People's Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, FIEs may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9 at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises is 200% of its net assets, or the Net Asset Limits. Enterprises must file with the SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or the balance of such loans will be subject to the risk-weighted approach and the Net Asset Limits and we will need to file the loans with the SAFE in its information system in the event that the mechanism as provided in PBOC Notice No. 9 applies. Pursuant to PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and the SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Regulation Related to M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through VIE Arrangements or offshore transactions.

Regulations Related to Tax

Enterprise Income Tax

Enterprise Income Tax Law, or the EIT Law, which was recently amended on December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law. Under the EIT Law and relevant implementation regulations, both resident enterprises and non-resident enterprises are subject to the enterprise income tax so long as their income is generated within the territory of PRC. “Resident enterprises” are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. “Non-resident enterprises” are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, however, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate.

According to the Administrative Rules for the Certification of High Tech Enterprises, effective on January 1, 2008 and amended on January 29, 2016 (effective as of January 1, 2016), for each entity accredited as High Tech Enterprise, such status is valid for three years if it meets the qualifications for High Tech Enterprise on a continuing basis during such period.

Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax was promulgated by the State Council on December 13, 1993, and most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the MOF on December 25, 1993, and were recently amended on October 28, 2011 (collectively with the VAT Regulations, the VAT Law). On April 4, 2018, MOF and the State Administration of Taxation, or the SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or MOF and SAT Circular 32. On March 20, 2019, MOF, SAT and General Administration of Customs, or GAC, jointly issued a Circular on Relevant Polices for Deepening Value-added Tax Reform, or MOF, SAT and GAC Circular 39, which became effective from April 1, 2019. According to the abovementioned laws and circulars, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

Withholding Tax

The Enterprise Income Tax Law of the PRC provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. Based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009, by the SAT, however, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the transferee fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations Related to Employment and Social Welfare

Employment

The Labor Law of the PRC, which was promulgated on July 5, 1994, effective since January 1, 1995, and most recently amended on December 29, 2018, the Labor Contract Law of the PRC, which was promulgated on June 29, 2007, and amended on December 28, 2012, and the Implementation Regulations of the Labor Contract Law of the PRC, which was promulgated on September 18, 2008, are the principal regulations that govern employment and labor matters in the PRC. Under the above regulations, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards, and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

Social Insurance and Housing Fund

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010, and came into force as of July 1, 2011, and was most recently amended on December 29, 2018 (also the effective date), together with other laws and regulations, employers are required to pay basic pension insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance, and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. When an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and most recently amended in March 2019 (which became effective as of March 24th 2019), employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Employee Stock Incentive Plans

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Companies, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with the SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may be subject to sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Related to Product Liability

Pursuant to the PRC Product Quality Law, which was promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009, and December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes personal injury or property damage, the aggrieved party may make a claim for compensation from the manufacturer or the seller of the product. Manufacturers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and fines. Earnings from sales in violation of such standards or requirements may also be confiscated, and in severe cases, an offender's business license may be revoked.

Regulations Related to Environmental Protection and Work Safety

Environmental Protection

Pursuant to the PRC Environmental Protection Law promulgated by the Standing Committee of the National People's Congress on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Tort Law. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Work Safety

Under relevant construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the Standing Committee of the National People's Congress on June 29, 2002, amended on August 27, 2009 and August 31, 2014, and effective on December 1, 2014, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards.

Regulations Related to Fire Control

Pursuant to the PRC Fire Safety Law, which was promulgated by the Standing Committee of the National People's Congress on April 29, 1998, amended on October 28, 2008 and April 23, 2019, and effective on April 23, 2019, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, which became effective on June 1, 2020, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

Regulations Related to Import and Export Trade

Customs Law

Pursuant to the PRC Customs Law, which was promulgated by the Standing Committee of the National People's Congress on January 22, 1987, amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016, and November 4, 2017, and effective on November 5, 2017, unless otherwise stipulated, the consignee or consignor of import and export goods may take import and export goods through Customs declaration procedures and pay duties themselves, and Customs clearing enterprises which are authorized by the consignee or consignor of import and export goods and have been granted registration by Customs may also take import and export goods through Customs declaration procedures and pay duties. Where a consignee or consignor of import or export goods or a Customs clearing enterprise handles Customs declaration procedures, they shall be subject to registration by Customs in accordance with law. Customs clearing personnel shall obtain the occupational qualifications for Customs clearances in accordance with law. Where an enterprise has not been registered by Customs in accordance with law, and where personnel have not obtained their professional qualifications for Customs clearances in accordance with law, they must not engage in Customs declarations.

Import and Export Commodity Inspection Law

Pursuant to the PRC Import and Export Commodity Inspection Law, which was promulgated by the Standing Committee of the National People's Congress on February 21, 1989, amended on April 28, 2002, June 29, 2013, April 27, 2018 and December 29, 2018 and effective on December 29, 2018, and the Implementing Regulation for the PRC Import and Export Commodity Inspection Law, which was promulgated by the State Council on August 31, 2005, amended on February 6, 2016, March 1, 2017 and March 2, 2019 and effective on March 2, 2019, the General Administration of Customs of China is in charge of the inspection of import and export commodities nationwide, the formulation and adjustment of the catalogue of import and export commodities that must be inspected, and the announcement and implementation of the catalogue. The import and export commodities listed in the catalogue must be inspected, otherwise the related bodies may be confiscated of their illegal income and subjected to a fine ranging from 5% to 20% of the value of the goods, where the case constitutes a criminal offence, criminal liability shall be pursued in accordance with the law.

MANAGEMENT

Set forth below is information concerning our directors and executive officers.

Name	Age	Position(s)
Jie Liu	34	Chief Executive Officer and Chairman
Guofu Zhang	41	Chief Financial Officer
[●]	[●]	Independent Director
[●]	[●]	Independent Director
[●]	[●]	Independent Director

*	[●] have accepted appointments to be our directors, effective immediately prior to the effectiveness of our registration statement of which this prospectus is a part.

The following is a brief biography of each of the executive officers and directors or director appointees listed above:

Jie Liu, is the Chief Executive Officer (“CEO”) and Chairman of the Board of Hongli. He has been working at Hongli Shandong for more than 10 years. He has served as the manager of Hongli Shandong from November, 2016 to present. From September 2014 to October 2016, he worked as the vice manager of Hongli Shandong. He was working as the production manager from August 2013 to August 2014, the technique manager from October 2011 to August 2013, and the sales managers from October 2009 to October 2011 at Hongli Shandong. Mr. Liu holds a bachelor’s degree in business administration from Nanjing Artillery Academy in July 2009.

Guofu Zhang. is the Chief Financial Officer (“CFO”) of Hongli. He served as the CFO at AGM Group Holdings Inc. (Nasdaq: AGMH) from December 2015 to December 2020 Between August 2013 and April 2015, Mr. Zhang worked as a freelance accounting consultant. Between 2009 and 2013, Mr. Zhang served as finance manager and later Chief Financial Officer of Tianli Agritech, Inc. (Nasdaq: OINK). From 2007 to April 2009, Mr. Zhang was an auditing manager of Zhong Ping Jian Hua Hao Accounting Firm. Mr. Zhang earned his Bachelor’s degree in Accounting from Renmin University of China.

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign, or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally, or is found to be or becomes of unsound mind.

For additional information, see “Description of Share Capital—Directors.”

Family Relationships

There is no other family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Controlled Company

Upon completion of this offering, [●], will beneficially own approximately [●]% of the aggregate voting power of our outstanding Ordinary Shares assuming no exercise of the over-allotment option, or [●]% assuming full exercise of the over-allotment option. As a result, we will be deemed a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Board of Directors

Our board of directors will consist of [●] directors upon closing of this offering. Our board of directors have determined that our three independent director appointees, [●] satisfy the “independence” requirements of the Nasdaq corporate governance rules.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign, or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resign in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally, or is found to be or becomes of unsound mind.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements and Indemnification Agreements

We will enter into employment agreements with each of our executive officers. Pursuant to employment agreements, the form of which is filed as Exhibit 10.1 to this Registration Statement, we agree to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of $130,426 as compensation to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC Affiliated Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

Insider Participation Concerning Executive Compensation

Our CEO, Mr. Jie Liu, has been making all determinations regarding executive officer compensation from the inception of our Company. When our Compensation Committee is set up, it will be making all determination regarding executive officer compensation (please see below).

Committees of the Board of Directors

We will establish three committees under the board of directors prior to the closing of this offering: an audit committee, a compensation committee, and a nominating and corporate governance committee. Our independent directors will serve on each of the committees. The appointment to the committees will be effective immediately prior to the effective date of the registration statement of which this prospectus forms a part. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of our [●] independent director appointees, [●] will be the chairperson of our audit committee. We have determined that each of our independent director appointees also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Yong Du qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of our [●] independent director appointees, Yong [●] will be the chairperson of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of our three independent director appointees, [●] will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, which is filed as Exhibit 99. [●] of this registration statement and applicable to all of our directors, officers, and employees. We will make our code of business conduct and ethics publicly available on our website prior to the closing of this offering.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 100 Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering is based on [●] Ordinary Shares outstanding immediately after the completion of this offering.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of the prospectus, we have four shareholders of record, one of whom is located in the U.S. We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the Nasdaq listing rules.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)			Ordinary Shares Beneficially Owned After this Offering (Over-allotment option fully exercised)
	Beneficially	Percent	Number	Percent		Number	Percent
Directors and Executive Officers(1):
Jie Liu(2)(3)	97	97%			%			%
Guofu Zhang	-	-
	-	-
All directors and executive officers as a group (2 individuals):	97	97%
5% Shareholders:
Hongli Development Limited (3)	97	97%

(1)	Unless otherwise indicated, the business address of each of the individuals is Beisanli Street, Economic Development Zone, Changle County, Weifang, Shandong, China 262400.

(2)	Jie Liu is the CEO and Chairman of the Board of Hongli.

(3)	The number of Ordinary Shares beneficially owned prior to this offering represents 97 Ordinary Shares held by Hongli Development Limited, a British Virgin Islands company. The registered address of Hongli Development Ritter House, Wickham Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands. Mr. Yuanqing Liu, Mr. Jie Liu, and Mrs. Ronglan Sun owns 40%, 30%, and 30% of ordinary shares, respectively. Pursuant to certain proxy agreements, the person having voting, dispositive or investment powers over Hongli Development Limited is Mr. Jie Liu.

As of the date of this prospectus, 97% of our outstanding Ordinary Shares are held by Mr. Jie Liu.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements among the Hongli HK, Hongli WFOE and Hongli Shandong.

See “Corporate Information—Our Corporate Structure.”

Employment Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follows:

Name of the related party	Nature of relationship
Shandong Deshenglong Machinery Manufacturing Co., Ltd.	Controlled by family members of the CEO
(former name: Weifang Huanuowei Machinery Co., Ltd.)
Yuanqing Liu	Family member of the CEO, Father of the CEO
Jie Liu	CEO of the Company
Hongyu Hao	Family member of the CEO and Vice President of Purchase Dep.
Huimin Lv	CEO assistant of the Company and Vice President of HR & Adm.
Yuanxiang Liu	Family member of the CEO, Uncle of the CEO
Qing Han	Family member of Peng Han, Peng Han’s elder sister
Yongqing Dong	Family member of the CEO
Peng Han	Vice President of Sales Department

Amount due from related parties:

	As of December 31,
	2020	2019
Shandong Deshenglong Machinery Manufacturing Co., Ltd.	$-	$264,711

Amount due to related parties:

	As of December 31,
	2020	2019
Qing Han	$2	$1
Shandong Deshenglong Machinery Manufacturing Co., Ltd.	88	-
Jie Liu	14,582	-
Huimin Lv	797	-
Hongyu Hao	58,802	-
Yuanqing Liu	74,035	-
Yongqing Dong	4,654
	$152,960	$1

During the years ended December 31, 2020 and 2019, balance due from and due to related parties primarily represent monetary advancements and repayments. The amount advanced from and repaid to related parties for the years ended December 31, 2020 and 2019 were $5,423,445 and $4,971,887, and $4,840,487 and $5,557,043, respectively.

For the years ended December 31, 2020 and 2019, the Company entered into various loan agreements with the banks for an aggregated amount of approximately $3.82 million and $3.94 million, respectively, to facilitate its operations. Interest rates for the loans outstanding during the years ended December 31, 2020 and 2019 range from 4.35% to 8% per annum for both years. All of the bank loans mature within one year.

Substantially all outstanding bank loans as of December 31, 2020 and 2019 were guaranteed by the family members of the CEO, companies owned by those family members, and certain third-party companies. The Company engages companies in other industries to provide guarantees for its bank loans. The Company agrees to provide guarantees for the bank loans borrowed by these third-party companies in exchange for their guarantee provided to the Company.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our amended and restated memorandum and articles of association are summaries and do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, which will become effective upon or before the completion of this offering, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands, or the “Cayman Companies Act,” on February 9, 2021. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Shares

As of the date of this prospectus, our authorized share capital is $50,000 divided into 500,000,000 Ordinary Shares, par value $0.0001 per share. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [●] Ordinary Shares issued and outstanding held by at least 300 unrestricted round lot shareholders and beneficial owners which is the minimum requirement by the Nasdaq Capital Market. Ordinary Shares sold in this offering will be delivered against payment from the Underwriter upon the closing of the offering in New York, New York, on or about [●].

Listing

We will apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “HLP”.

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is [●], at [●].

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Companies Act, we may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may, by special resolution, reduce our share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, our Company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq, or in any other form approved by the directors, executed:

(a)	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into the register of members of the Company.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the Ordinary Share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our amended and restated memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members of the company, a statement of the shares held by each member, which: distinguishes each share by its number (so long as the share has a number); confirms the amount paid, or agreed to be considered as paid, on the shares of each member; confirms the number and category of shares held by each member; and confirms whether each relevant category of shares held by a member carries voting rights under the Articles, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under the Cayman Companies Act, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our Company or our Company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of England and Wales. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;

(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b)	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c)	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by the existing or former director (including alternate director), secretary, or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities, or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by the existing or former director (including alternate director), secretary, or officer in defending (whether successfully or otherwise) any civil, criminal, administrative, or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary, or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan, or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary, or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary, or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary, or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles of association.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles of association may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Companies Act, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer, or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future, and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care, and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care, and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles of association, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Companies Act, our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles of association (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Companies Act and our articles of association, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Companies Act and our articles of association, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Companies Act, our articles of association may only be amended by special resolution of our shareholders.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands – Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about investors of the Company pursuant to the Data Protection Act, 2017 of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in the Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

History of Share Issuances

The following is a summary of our share issuances since incorporation.

Purchaser	Date of Issuance	Number of Ordinary Shares
Hongli Development Limited *	February 9, 2021	97
Hongli Technology Limited	February 9, 2021	3

*	On February 9, 2021, Hongli issued 1 Ordinary Share (“Subscriber Share”) to its subscriber Ogier Global Subscriber (Cayman) Limited (“Ogier Global”) and Ogier Global transferred such 1 Ordinary Share to Hongli Development.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and although we expect to make an application for the Ordinary Shares to be listed on the Nasdaq Capital Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Ordinary Shares held by public shareholders representing approximately [●]% of our Ordinary Shares in issue if the Underwriter does not exercise its over-allotment option, and approximately [●]% of our Ordinary Shares in issue if the Underwriter exercises its over-allotment option in full. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

We have agreed not to, for a period of [180] days from the effective date of this registration statement, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the Underwriters.

Furthermore, each of our directors, executive officers, and principal shareholders ([●]% or more shareholders) of our Ordinary Shares has also entered into a similar lock-up agreement for a period of [●] months from the effective date of this registration statement, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

All of our Ordinary Shares outstanding prior to the closing of this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the U.S. only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately [●] shares immediately after this offering, assuming the Underwriter does not exercise their over-allotment option; or

●	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL INCOME TAX CONSIDERATION

People’s Republic of China Enterprise Taxation

Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, however, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

British Virgin Islands Taxation

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands). The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the British Virgin Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to British Virgin Islands income or corporation tax.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive changes. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

U.S. Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (as defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the U.S. in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC (as defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the U.S. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating the UFG Entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with the UFG Entities, and as a result, we are treating the UFG Entities as our wholly-owned subsidiaries for U.S. federal income tax purposes. If we are not treated as owning the UFG Entities for U.S. federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

UNDERWRITING

We expect to enter into an underwriting agreement with [●], as the Underwriter named therein, with respect to the Ordinary Shares in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the Underwriter has agreed to purchase, and we have agreed to sell to them, [●] Ordinary Shares.

The Underwriter is offering the Ordinary Shares subject to its acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the Underwriter to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The Underwriter is obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the Underwriter is not required to take or pay for the Ordinary Shares covered by the Underwriter’s option to purchase additional Ordinary Shares described below.

We have granted the Underwriter an option, exercisable during the [●]-day period after the closing of this offering, to purchase up to [●] additional Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The Underwriter may exercise this option solely for the purpose of cover over-allotments, if any, made in connection with the offering contemplated by this prospectus.

The Underwriter will offer the Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[●] per Ordinary Share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the Underwriter. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the Underwriter as stated herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part.

Discounts and Expenses

The underwriting discounts are equal to [●]% of the initial public offering price set forth on the cover page of this prospectus.

The following table shows the per Ordinary Share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Underwriter’s option to purchase up to additional [●] Ordinary Shares.

	Per Share	Total Without Exercise of Over- Allotment Option	Total With Full Exercise of Over- Allotment Option
Initial public offering price
Underwriting discounts to be paid by us
Proceeds, before expenses, to us

We have agreed to reimburse the Underwriter up to a maximum of $[●] for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below).

[We will also pay to the Underwriter by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to [●]% of the gross proceeds received by us from the sale of our Ordinary Shares.]

We paid an expense deposit of $[●] to the Underwriter, within [●] days of the execution of the letter of intent between us and the Underwriter, and an additional $[●] upon receipt of the SEC’s first comments to this prospectus, for the Underwriter’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the Underwriter’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have agreed to pay expenses relating to the offering, including, and up $[●]: (i) all filing fees and communication expenses relating to the registration of the Ordinary Shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all reasonable travel and lodging expenses incurred by the Underwriter or its counsel in connection with visits to, and examinations of, our Company; (iii) translation costs for due diligence purpose; (iv) all fees, expenses, and disbursements relating to the registration or qualification of such Ordinary Shares under the “blue sky” securities laws of such states and other jurisdictions as the Underwriter may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of Underwriter’s counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses, and all amendments, supplements, and exhibits thereto, and as many preliminary and final prospectuses as the Underwriter may reasonably deem necessary; (vi) the costs of preparing, printing, and delivering certificates representing the Ordinary Shares and the fees and expenses of the transfer agent for such Ordinary Shares; and (vii) the reasonable cost for road show meetings and preparation of a power point presentation. In addition, we have agreed to pay the costs associated with “tombstone” advertisements, not to exceed $[●].

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts, and [non-accountable expense allowance,] will be approximately $[●], including a maximum aggregate reimbursement of $[●] of Underwriter’s accountable expenses.

We will apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “HLP”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Underwriter’s Warrants

In addition, we have agreed to issue warrants to the Underwriter to purchase a number of Ordinary Shares equal to [●]% of the gross proceeds sold in this offering. The Underwriter’s warrants will be exercisable for [●] years from the effective date of the registration statement of which this prospectus forms a part, and will terminate on the five-year anniversary of the effective date of the registration statement of which this prospectus forms a part. The Underwriter’s warrants and the underlying Ordinary Shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), and except as otherwise permitted by FINRA rules, neither the Underwriter’s warrants nor any of our Ordinary Shares issued upon exercise of the Underwriter’s warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person, for a period of [●] days immediately following the effective date of the registration statement of which this prospectus forms a part.

We will bear all fees and expenses attendant to registering the Ordinary Shares issuable upon exercise of the warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend, or our recapitalization, reorganization, merger, or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of Ordinary Shares at a price below the warrant exercise price.

Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price will be determined by negotiations between us and the Underwriter. In determining the initial public offering price, we and the Underwriter expect to consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the representatives;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the Underwriter and us.

The estimated initial public offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the Underwriter can assure investors that an active trading market will develop for our Ordinary Shares, or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the Underwriter may be required to make for these liabilities.

Lock-Up Agreements

Except as disclosed below, each of our officers, directors, and certain shareholders have agreed with the Underwriter not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of [●] months after the effective date of this registration statement of which this prospectus is a part without the prior written consent of the Underwriter.

The Underwriter may in its sole direction and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested, and market conditions at the time.

Electronic Offer, Sale and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the Underwriter. In addition, Ordinary Shares may be sold by the Underwriter to securities dealers who resell Ordinary Shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as Underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the Underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of our Ordinary Shares. Specifically, the Underwriter may sell more Ordinary Shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the Underwriter under option to purchase additional Ordinary Shares. The Underwriter can close out a covered short sale by exercising the option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out a covered short sale, the Underwriter will consider, among other things, the open market price of Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The Underwriter may also sell Ordinary Shares in excess of the option to purchase additional Ordinary Shares, creating a naked short position. The Underwriter must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The Underwriter may also impose a penalty bid. This occurs when a particular Underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such Underwriter repurchases those Ordinary Shares in stabilizing or short covering transactions.

Finally, the Underwriter may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The Underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the Underwriter may engage in passive market making transactions in our Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The Underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business for which it may receive customary fees and reimbursement of expenses. In the ordinary course of its various business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own accounts and for the accounts of its customers and such investment and securities activities may involve securities and/or instruments of our Company. The Underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Offer restrictions outside the U.S.

Other than in the U.S., no action has been taken by us or the Underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia. This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The shares may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute a public offer of the shares, whether by way of sale or subscription, in the Cayman Islands. Each Underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any shares to any member of the public in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Ordinary Share to the public in that Relevant Member State at any time,

●	a project capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in R&D or manufacture of new technological products or processes and (ii) involve above-average risk);

●	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria;

●	an entity, other than an entity formed for the purpose of purchasing the shares in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

provided that no such offer of shares shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The shares may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan. The Underwriter will not offer or sell any of the shares directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person that is: (a) a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, (2) debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (3) where no consideration is or will be given for the transfer; or (4) where the transfer is by operation of law.

South Korea. The Ordinary shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The Ordinary Shares have not been registered with the Financial Services Commission of South Korea for public offering in South Korea. Furthermore, the Ordinary Shares may not be re-sold to South Korean residents unless the purchaser of the shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

Taiwan. The shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the shares in Taiwan.

United Kingdom. An offer of the shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the Underwriter in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts [and Underwriter’s non-accountable expenses allowance] that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[●]
Nasdaq Capital Market Listing Fee	$	[●]
FINRA Filing Fee	$	[●]
Legal Fees and Expenses	$	[●]
Accounting Fees and Expenses	$	[●]
Printing and Engraving Expenses	$	[●]
Transfer Agent Expenses	$	[●]
Miscellaneous Expenses	$	[●]
Total Expenses	$	[●]

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by East & Concord Partners. [Underwriter Counsel] is acting as counsel to the Underwriter.

EXPERTS

The consolidated financial statements as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this prospectus have been so included in reliance on the report of RBSM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of RBSM LLP is located at 805 Third Avenue, Suite 1430, New York, NY 10022.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

HONGLI GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Hongli Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hongli Group Inc. and Subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RBSM LLP

We have served as the Company’s auditor since 2020.

New York, New York

April 16, 2021

HONGLI GROUP INC.

Consolidated Balance Sheets

As of December 31, 2020 and 2019

	As of December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$1,434,109	$280,844
Notes receivable	565,940	1,200,937
Accounts receivable	3,065,566	2,264,485
Prepaid expense and other current assets	2,131,170	287,292
Inventories, net	1,426,235	897,925
Due from related parties	-	264,711
Total current assets	8,623,020	5,196,194
Non-current assets
Property, plant and equipment, net	3,957,334	3,699,180
Intangible assets, net	726,575	703,403
Finance lease right-of-use assets, net	114,418	268,636
Other assets	147,109	44,030
TOTAL ASSETS	$13,568,456	$9,911,443

LIABILITIES
Current liabilities
Short-term loans	$3,823,916	$3,528,667
Accounts payable	950,636	475,132
Accrued expenses and other payables	346,662	300,925
Income tax payable	177,158	229,183
Finance lease obligation, current	77,744	117,968
Due to related parties	152,960	1
Total current liabilities	5,529,076	4,651,876
Long-term payable	-	39,110
Finance lease obligation, non-current	-	73,012
TOTAL LIABILITIES	$5,529,076	4,763,998

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 100 shares issued and outstanding as of December 31, 2020 and 2019, respectively*	-	-
Additional paid-in capital*	610,601	610,601
Retained earnings	6,606,408	4,182,467
Statutory reserve	370,683	370,683
Accumulated other comprehensive income (loss)	451,688	(16,306)
TOTAL SHAREHOLDERS’ EQUITY	8,039,380	5,147,445
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$13,568,456	$9,911,443

*	The share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

Consolidated Statements of Operations and Comprehensive Income

For the Years Ended December 31, 2020 and 2019

	For the years ended December 31,
	2020	2019
Revenues, net	$11,158,820	$9,293,364
Cost of revenues	6,706,303	5,301,445
Gross profit	4,452,517	3,991,919

Operating expenses:
Selling, general and administrative expenses	1,983,013	1,111,197
Total operating expenses	1,983,013	1,111,197

Income from operations	2,469,504	2,880,722

Other income (expenses)
Other income	643,775	67,064
Financing expenses	(372,546)	(256,156)
Other expenses	(77,296)	(23,669)
Total other income (expenses), net	193,933	(212,761)
Income before income taxes	2,663,437	2,667,961
Income tax expense	239,496	588,555
Net income	$2,423,941	$2,079,406

Comprehensive income
Net income	$2,423,941	$2,079,406
Other comprehensive income (loss)
Foreign currency translation adjustment	467,994	(52,483)
Comprehensive income	$2,891,935	$2,026,923

Earnings per share*
Basic and diluted	$24,239.41	$20,794.06

Weighted average common shares outstanding*
Basic and diluted	100	100

*	The share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2020 and 2019

	Ordinary Shares*		Additional		Accumulated other		Total
	Number of shares	Amount	paid-in capital	Statutory reserve	comprehensive income (loss)	Retained earnings	Shareholders’ Equity

Balance as of December 31, 2018	100	$-	$610,601	$211,605	$36,177	$2,262,139	$3,120,522
Net income						2,079,406	2,079,406
Appropriation to statutory reserve				159,078		(159,078)	-
Foreign currency translation					(52,483)		(52,483)
Balance as of December 31, 2019	100	$-	$610,601	$370,683	$(16,306)	$4,182,467	$5,147,445
Net income						2,423,941	2,423,941
Foreign currency translation					467,994		467,994
Balance as of December 31, 2020	100	$-	$610,601	$370,683	$451,688	$6,606,408	$8,039,380

* The share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2020 and 2019

	For the years ended December 31,
	2020	2019
Cash flows from operating activities
Net income	$2,423,941	$2,079,406
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	683,296	596,073
Loss on disposals of property and equipment	77,203	-
Inventory write-down	-	17,622
Changes in operating assets and liabilities:
Accounts receivable	(619,950)	560,194
Notes receivable	675,379	(1,209,643)
Prepaid expenses and other current assets	(251,356)	142,439
Inventories, net	(445,420)	(191,232)
Other assets	(139,380)	-
Due from related parties	(52,871)	-
Due to related parties	13,295	-
Accounts payable	387,514	(82,299)
Accrued expenses and other payables	76,433	(82,666)
Income tax payable	(63,364)	(41,254)
Net cash provided by operating activities	2,764,720	1,788,640

Cash flows from investing activities
Purchase of property and equipment	(584,613)	(1,342,407)
Prepayment for acquisition	(1,449,212)	-
Proceeds from sale of property and equipment	21,961	-
Net cash used in investing activities	(2,011,864)	(1,342,407)

Cash flows from financing activities
Proceeds from financing liability	-	144,688
Payments of security deposit of finance leases	-	(24,337)
Payment of security deposit of financing liability	-	(52,391)
Payments for financing leases	(192,046)	(203,262)
Advances from related parties	5,423,445	4,840,487
Repayments to related parties	(4,971,887)	(5,557,043)
Borrowing from short-term loans	3,827,396	3,930,436
Repayments of short-term loans	(3,764,329)	(3,704,025)
Net cash provided by (used in) financing activities	322,579	(625,447)

Effect of Exchange rate on cash and cash equivalents	77,830	(4,293)

Net change in cash and cash equivalents	1,153,265	(183,507)
Cash and cash equivalents at beginning of the year	280,844	464,351
Cash and cash equivalents at end of the year	$1,434,109	$280,844

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$258,238	$269,130
Cash paid for income taxes	$302,860	$629,809

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease obligations	$-	$240,807
Property and equipment acquired on credit as liabilities	$36,218	$208,562
Security deposit on financing liability	$-	$31,183
Security deposit applied to lease payments	$15,616	$9,095

The accompanying notes are an integral part of these consolidated financial statements.

HONGLI GROUP INC.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Hongli Group Inc. (“Hongli Cayman”) was incorporated in Cayman Islands as an exempted company with limited liability on February 9, 2021. Hongli Cayman serves as a holding company and conducts its businesses through its subsidiaries and its consolidated variable interest entities (“VIEs”). Hongli Cayman, its subsidiaries and VIEs are collectively referred to herein as the “Company”, “we”, “our”, “us” or “Hongli Group”, unless specific reference is made to an entity. The Company is engaged in a business in providing solutions, including the manufacturing and selling of customized metal profiles in the People’s Republic of China (“PRC” or “China”). The Company’s on-going research and development, customer support and continuous quality control help its customers remain competitive.

The Company includes the following subsidiaries and consolidated VIEs in the consolidated financial statements as if the current corporate structure (“restructuring” or “reorganization”) had been in existence throughout the periods presented (see “Reorganization under common control through VIE structure” below):

Name	Date of Organization	Place of Organization
Subsidiaries
Hongli Hong Kong Limited (“Hongli HK”)	March 5, 2021	Hong Kong SAR
Shandong Xiangfeng Heavy Industry Co., Ltd. (“WFOE”)	April 8, 2021	People’s Republic of China (“PRC”)
VIEs
Shandong Hongli Special Section Tube Co., Ltd., (“Hongli Shandong”)	September 13, 1999	PRC
Shandong Maituo Heavy Industry Co., Ltd. (“Maituo”) (1)	May 23, 2019	PRC
Shandong Haozhen Heavy Industry Co., Ltd. (“Haozhen Shandong”) (2)	September 18, 2020	PRC

(1)	Wholly owned subsidiary of Hongli

(2)	Haozhen Shandong is jointly established by Hongli Shandong and Sungda Tech Co., Ltd., a 30% owner of Haozhen Shandong

Reorganization under common control through VIE structure

The Company does not conduct any substantive operations of its own, rather, it conducts its primary business operations through WFOE, which in turn, conducts its business substantially through Hongli Shandong. Effective control over Hongli Shandong was transferred to the Company through the series of contractual arrangements without transferring legal ownership in Hongli Shandong (‘restructuring” or “reorganization”). As a result of these contractual arrangements, the Company maintained the ability to approve decisions made by Honlgi Shandong and was entitled to substantially all of the economic benefits of Hongli Shandong and its subsidiaries or the VIEs.

Under the laws and regulations of the PRC, foreign persons and foreign companies are restricted from investing directly in certain businesses within the PRC. Manufacturing and selling businesses are subject to these restrictions on foreign investment. In order to comply with these laws and regulations, on April 12, 2021, Hongli Shandong and its shareholders entered into a series of contractual arrangements with WFOE which provide WFOE effective control over and the ability to receive substantially all of the economic benefits of Hongli Shandong and its subsidiaries or the VIEs.

Agreements that Transfer Economic Benefits of the VIE to the Group

Hongli Shandong entered into an exclusive business cooperation and management agreement with WFOE, pursuant to which the WFOE will provide a series of consulting and technical support services to Hongli Shandong and are entitled to receive 100% of the expected losses and gains of Hongli Shandong. The service fee is paid annually. The term of this agreement shall be continuously effective unless mutually terminated by both parties in writing. Hongli Shandong shall not accept any similar consultations and/or services provided by any third party and shall not establish similar corporation relationship with any third party regarding the matters contemplated in the agreement without a written consent from WFOE.

Agreements that Provide Effective Control over VIE

WFOE entered into an equity interest pledge agreement with Hongli Shandong’s shareholders, who pledged all their equity interests in these entities to WFOE. The equity interest pledge agreement, which was entered into by Hongli Shandong’s shareholders, pledged their equity interests in WFOE as a guarantee for the payment and performance under the exclusive business cooperation and management agreement by Hongli Shandong. WFOE is entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity interest pledge agreement, the shareholders of Hongli Shandong cannot transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Hongli Shandong without the prior written consent from WFOE. The equity pledge right will expire upon the termination of the exclusive business cooperation and management agreement between WFOE and Hongli Shandong and a full settlement of service fees related therewith. The equity pledges of Hongli Shandong have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

WFOE also entered into an exclusive option purchase agreement with Hongli Shandong’s shareholders. Pursuant to the agreement, the shareholders have granted an irrevocable and unconditional option to WFOE their designees to acquire all or part of such shareholders’ equity interests in Hongli Shandong at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition will be equal to the registered capital of Hongli Shandong, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. The term of this agreement is valid for ten years upon execution of the agreement and may be extended for an additional ten years at WFOE’s election.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements between WFOE and Hongli Shandong are in compliance with the PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of Hongli Shandong may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing Hongli Shandong not to pay the service fees when required to do so.

Hongli Cayman’s ability to control the Hongli Shandong also depends on the power of attorney WFOE has to vote on all matters requiring shareholders’ approval in Hongli Shandong. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, WFOE or Hongli Shandong.

Hongli Cayman, through its subsidiaries, its WFOE and through the contractual arrangements, has (1) the power to direct the activities of Hongli Shandong and its subsidiaries that most significantly affect the entity’s economic performance and (2) the right to receive benefits from Hongli Shandong. Accordingly, the Company is the primary beneficiary of Hongli Shandong and its subsidiaries and has consolidated the financial results of Hongli Shandong and its subsidiaries.

The accompanying consolidated financial statements present the historical financial position, results of operations and cash flows of Hongli Shandong and its subsidiaries and adjusted for the effects of the corporate restructure as disclosed per above. Accordingly, the accompanying consolidated financial statements have been prepared as if the reorganization had been in existence throughout the periods presented (see Note 15 for the 100 ordinary shares of Hongli Cayman issued on February 9, 2021 in connection with the reorganization and anticipation of the initial public offering (“IPO”) of the Company’s equity security).

As of December 31, 2020 and 2019, the Company did not record any asset or liability relating to Hongli Cayman, Hongli HK and WFOE as these entities were incorporated in the year 2021. The carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the Company’s VIE and VIE’s subsidiaries is presented in the consolidated financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Noncontrolling Interest

Noncontrolling interest on the consolidated balance sheets results from the consolidation of Haozhen, a 70% owned subsidiary starting from September 18, 2020. For the years ended December 31, 2020 and 2019, Haozhen did not commence any operation and the portion of the income or loss applicable to the noncontrolling interest in subsidiary for the years ended December 31, 2020 and 2019 is nil.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventory write-down, useful lives of property, plant and equipment and intangible assets, valuation allowance of deferred tax assets. Actual results could differ from those estimates.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated balance sheets and statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gain and or losses are included in the results of operations as incurred. Gain (loss) from foreign currency transactions recognized and included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2020 and 2019, amounted to approximately $(102,000) and $29,000, respectively.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	December 31, 2020	December 31, 2019
Year-end spot rate	US$1= 6.5378 RMB	US$1= 6.9615 RMB
Average rate	US$1= 6.9003 RMB	US$1= 6.9114 RMB

Fair Value Measurement

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable, and other current assets, accounts payable, short-term bank borrowings and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

-	Level 1 - Quoted prices in active markets for identical assets and liabilities.

-	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

-	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, notes receivable, accounts receivable, net, inventories, net, prepaid expense and other current assets, accounts payables, income tax payable, accrued expenses and other current liabilities and short-term loans approximate the fair value of the respective assets and liabilities as of December 31, 2020 and 2019 owing to their short-term or present value nature or present value of the assets and liabilities.

Earnings per share

Under the provisions of ASC 260, “Earnings Per Share”, basic earnings share is computed by dividing net income attributable to common shareholders by the weighted average number of shares of common stock outstanding for the periods presented. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the income of the company, subject to anti-dilution limitations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management’s review of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts, when account receivables are deem uncollectible, after all means of collection efforts have been exhausted and the potential for recovery is considered remote. The Company had no allowance for doubtful accounts as of December 31, 2020 and 2019.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is determined on the weighted average basis. Work-in-progress inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. Finished goods included inventory finished in the Company’s own warehouse and goods in transit, which has not met the criteria of revenue recognition. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or net realizable value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. A write down of potentially obsolete or slow-moving inventory is recorded based on management’s analysis of inventory levels.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets with a 5% residual value. The estimated useful lives are as follows:

Useful Lives
Buildings	30 Years
Machinery equipment	10 Years
Vehicles	4 - 5 Years
Office equipment	5 Years
Tools	3 - 5 Years
Electronic devices	3 - 5 Years

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances indicate a change in estimates of useful lives.

Intangible assets

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. All land in the PRC is owned by the government; however, the government grants “land use rights.” The Company has obtained rights to use various parcels of land for 40 years. The Company amortizes the cost of the land use rights over their useful life using the straight-line method.

Impairment for long-lived assets

Long-lived assets, including property, plant and equipment and intangible with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. There was no impairment of long-lived assets recognized for the years ended December 31, 2020 and 2019, respectively.

Lease Commitments

The Company has adopted the new lease standard, ASC 842, Leases (Topic 842) for all periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheets for any new or existing lease arrangements with lease terms of twelve months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes optional renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the ROU asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financing transaction. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. The Company has entered into a sale and leaseback transaction which qualified as failed sale and leaseback transaction as the Company has a purchase obligation to acquire the machinery at the end of the lease term. The asset has been included in the property, plant and equipment, and the amortization is computed based on the shorter of the financing terms or the estimated useful life.

Revenue Recognition

The Company has adopted the new revenue standard, ASC 606, Revenue from Contracts with Customers (Topic 606) for all periods presented. Under ASC 606, the Company recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration which the Company expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer. Revenue is recognized net of value-added tax.

The Company’s revenue is principally derived from sales of products in domestic and overseas markets. Revenue is recognized at the point in time when the performance obligation has been satisfied and control of the products have been transferred to the customers, which generally occurs upon shipment for overseas customers and acceptance for domestic customers based on the terms of the sales contracts.

Revenue is measured by the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for selling products to customers. The Company does not offer or agree on terms that result in variable consideration during the periods presented. Amounts billed and due from customers are short term in nature and are classified as receivables since payments are unconditional and only the passage of time is required before payments are due. The Company does not grant payment terms greater than one year. Additionally, the Company does not offer promotional payments, customer coupons, rebates or other cash redemptions offers to its customers.

The Company does not have any contract asset. Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2020 and 2019, the Company recorded contract liabilities, included in accrued expenses and other payables, of $16,846 and 36,026, respectively, which were presented as deferred revenue on the accompanying consolidated balance sheets. The Company recognized $36,026 and $92,066 of beginning contract liabilities as revenue for the years ended December 31, 2020 and 2019, respectively.

The Company’s net revenue segregated by geographic region is as follows:

	For the years ended December 31,
	2020	2019
PRC	$7,860,794	$6,569,188
South Korea	3,298,026	2,684,184
United States	-	39,992
Total	$11,158,820	$9,293,364

Value Added Tax

Hongli Shandong and its subsidiaries are subject to a VAT of 13% for its business practice. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of the product sold. The Company reports revenue net of PRC’s VAT for all the years presented on the consolidated statements of operations and comprehensive income.

Cost of Revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists of product costs, including costs of raw material, contract manufacturers for production, shipping and handling costs, manufacturing and tooling equipment depreciation.

Research and development expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel, consulting and contractor expenses, testing and tooling materials and other expenses in associated with research and development personnel. The Company recognizes research and development expenses as expense when incurred. Research and development expenses were $643,958 and $374,086 for the years ended December 31, 2020 and 2019, respectively.

Sales and marketing expenses

Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, promotion and marketing expenses and other expenses in associated with sales and marketing personnel. The Company recognized $291,534 and $198,228 of sales and marketing expenses for the years ended December 31, 2020 and 2019, respectively.

Income Taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence; it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in the tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income as income tax expense. No such expenses incurred during the years ended December 31, 2020 and 2019.

Government subsidy

Government grants include cash subsidies as well as other subsidies received from various government agencies by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of income and comprehensive income when the relevant performance criteria specified in the grant are met, for instance, locating contact centers in their jurisdictions or helping local employment needs.

Statutory reserves

The Company’s PRC subsidiaries are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

Comprehensive Income

Comprehensive income is comprised of net income and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income for the years ended December 31, 2020 and 2019 consisted of net income and unrealized (loss) gain from foreign currency translation adjustment.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information of separate operating segments based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by customer. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued and assesses the impacts on the Company’s consolidated financial position and/or results of operations.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt this ASU through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is in the process of evaluating the potential effect on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The ASU is effective for fiscal years beginning after December 15, 2020 and will be applied either retrospectively or prospectively based upon the applicable amendments. Early adoption is permitted. The Company has adopted this ASU starting January 1, 2021. The adoption did not pose material impact to the Company’s financial presentation.

The Company does not believe other recently issued but not yet effective accounting standards would have a material effect on its consolidated financial position, statements of operations and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31,
	2020	2019
Accounts receivable, gross	$3,065,566	$2,264,485
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$3,065,566	$2,264,485

NOTE 4 – NOTES RECEIVABLE

Notes receivable consisted of the following bank acceptance notes:

	As of December 31,
	2020	2019
Due in the first quarter of 2020	$-	$248,556
Due in the second quarter of 2020	-	952,381
Due in the first quarter of 2021	91,774	-
Due in the second quarter of 2021	397,687	-
Due in the third quarter of 2021	76,479	-
Total	$565,940	$1,200,937

Notes receivable are received from customers for the purchase of the Company’s products and are issued by financial institutions that entitle the Company to receive the full face amounts from the financial institution at maturity, which bears no interest and generally ranges from six to twelve months from the date of issuance.

NOTE 5 – INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,
	2020	2019
Raw materials	$536,968	$567,745
Work in progress	798,926	28,070
Finished goods	100,586	330,660
	1,436,480	926,475
Reserve for obsolete inventory	(10,245)	(28,550)
Total	$1,426,235	$897,925

The Company recognized inventory write-down of nil and $17,622 for the years ended December 31, 2020 and 2019, respectively. The write-down in the value of inventory was based on the management’s specific analysis of future product cycle and was included in the cost of revenues.

NOTE 6 – PREPAID EXPENSE AND OTHER CURRENT ASSETS

The current portions of prepaid expense and other current assets consist of the following:

	As of December 31,
	2020	2019
Prepaid operating cost	139,244	259,953
Prepaid service cost	369,279	11,859
Prepaid acquisition cost (a)	1,529,567	-
Others	93,080	15,480
Total	$2,131,170	$287,292

(a)	The prepaid acquisition cost was paid to Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) pursuant to a letter of intent signed between the Company and Yingxuan in December 2020.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2020	2019

Buildings	$1,921,799	$1,538,928
Machinery equipment and tools	4,277,336	4,033,160
Electronic devices	47,916	28,165
Office equipment	1,885	-
Vehicles	302,292	276,775
	6,551,228	5,877,028
Less: accumulated depreciation	(2,593,894)	(2,177,848)
Property, plant and equipment, net	$3,957,334	$3,699,180

Depreciation expenses for the years ended December 31, 2020 and 2019 amounted to $499,449 and $416,492, of which $354,618 and $300,159 were included in cost of revenues, respectively, and of which $144,831 and $116,333 were included selling, general and administrative expenses, respectively.

As of December 31, 2020 and 2019, properties recorded at approximately $3.21 million and $3.01 million, respectively, was pledged as collaterals to secure the bank loans (see Note 9).

During the years ended December 31, 2020 and 2019, respectively, the Company did not record impairment to its property, plant and equipment.

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2020	2019

Land use rights	$937,637	$880,569
Less: accumulated amortization	(211,062)	(177,166)
Intangible assets, net	$726,575	$703,403

Amortization expense for the years ended December 31, 2020 and 2019 amounted to $21,236 and $21,202, of which $9,556 and $9,541 were included in cost of revenues, respectively, and of which $11,680 and $11,661 were included selling, general and administrative expenses, respectively.

During the years ended December 31, 2020 and 2019, the Company had no impaired intangible assets.

Amortization of intangible assets attributable to future periods is as follows:

Year ending December 31,	Amortization amount

2021	$22,414
2022	22,414
2023	22,414
2024	22,414
2025	22,414
Thereafter	614,505
Total	$726,575

NOTE 9 – SHORT-TERM LOANS

Short term loans represent amounts due to various banks on scheduled payment dates set out in the loan agreements. These loans are secured by collaterals or guarantees and are classified as short term based on their respective maturities. Short term loans consisted of the following at December 31, 2020 and 2019.

	As of December 31,
	2020	2019
Agricultural Bank of China	$2,141,393	$2,011,061
Bank of Weifang	1,376,610	1,292,825
Jianxin Rongtong Co., Ltd.	-	224,781
Postal Savings Bank of China	305,913	-
Total	$3,823,916	$3,528,667

For the years ended December 31, 2020 and 2019, the Company entered into various loan agreements with the aforementioned banks for an aggregated amount of approximately $3.82 million and $3.94 million, respectively, to facilitate its operations. Interest rates for the loans outstanding during the years ended December 31, 2020 and 2019 range from 4.35% to 8% per annum for both years. All of the bank loans mature within one year.

The balance payable to the Postal Savings Bank of China includes certain borrowings under a line of credit arrangements for purchase of raw materials, which allow the Company to borrow revolving loans, which, upon borrowing, reduce the amount available for other extensions of credit up to a cumulative total RMB2 million, or approximately $306,000. The line of credit expires on November 30, 2021 and is guaranteed by the CEO and his family members.

Substantially all outstanding bank loans as of December 31, 2020 and 2019 were guaranteed by the family members of the CEO, companies owned by those family members, and certain third-party companies. The Company engages companies in other industries to provide guarantees for its bank loans. The Company agrees to provide guarantees for the bank loans borrowed by these third-party companies in exchange for their guarantee provided to the Company. See Note 14.

Approximately $2 million loan outstanding as of December 31, 2020 and 2019, respectively, was pledged by certain portion of the Company’s properties.

Interest expense pertaining to the above loans for the years ended December 31, 2020 and 2019 amounted to approximately $237,000 and $256,000, respectively, which included in the financing expenses in the Company’s consolidated statements of operations and comprehensive income.

NOTE 10 – ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2020	2019
Salary and welfare payable	$146,269	$106,500
VAT and other taxes payables	124,055	65,149
Interest payable	649	3,944
Deferred revenue	16,846	36,026
Other accrued expenses	58,843	89,306
Total	$346,662	$300,925

Failed sale and leaseback

In June 2019, the Company entered into a sale and leaseback agreement for a 2-year lease of a machinery (the “June 2019 lease”). The lease agreement offers the Company a bargain purchase option to purchase the machinery at the end of lease term for RMB100. The management evaluated the carrying amount of the underlying asset at the end of lease term and its difference between the bargain purchase consideration, and concluded that the Company is reasonably certain to exercise the bargain purchase option. This qualifies the June 2019 lease a failed sale and leaseback transaction and the Company accounts for the June 2019 lease as a financing transaction. The related current portion financing liabilities as of December 31, 2020 and 2019 of $41,644 and $87,870, respectively, are included in accrued expenses and other payables. The non-current portion of nil and $39,110 as of December 31, 2020 and 2019, respectively, are presented as long-term payables on the accompanying consolidated balance sheets.

NOTE 11 – LEASES

The Company entered into two agreements in October 2017 and August 2019, respectively, to lease machinery to facilitate its manufacturing (the “October 2017 lease” and “August 2019 lease”, respectively). The original lease term is two years for each of the leases. The leases granted the Company an option to purchase the underlying assets. At the end of the lease terms, the Company exercised the purchase options and purchased the machinery at a consideration of RMB0 and RMB100 in connection with the October 2017 and August 2019 leases, respectively. As such, these two leases have been accounted for as finance leases.

The Components of lease expenses were as follows:

	For the year ended December 31,	For the year ended December 31,
	2020	2019
Finance lease Cost:
Amortization of right-of-use assets	$162,611	$158,379
Interest on lease liabilities	10,415	7,667
Total finance lease cost	$173,026	$166,046

Supplemental cash flow information related to leases was as follows:

	For the year ended December 31,	For the year ended December 31,
	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from finance leases	$10,415	$7,667
Financing cash flow from finance leases	$119,014	$120,034

Right-of-use assets obtained in exchange for lease obligations:
Finance leases	$-	$240,807

Supplemental balance sheet information related to leases was as follows:

	December 31, 2020	December 31, 2019
Finance lease right-of-use assets	$114,418	$268,636

Finance lease liabilities-current	$77,744	$117,968
Finance lease liabilities, non-current	-	73,012
Total finance lease liabilities	$77,744	$190,980

Weighted-average remaining lease term	0.58 years	1.58 years

Weighted-average discount rate	7.50%	7.50%

The following table summarizes the maturity of our finance lease liabilities as of December 31, 2020:

2021	$79,700
2022	-
2023	-
2024	-
2025	-
Thereafter	-
Total	79,700
Less imputed interest	1,956
Total lease liabilities	$77,744

NOTE 12 – INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Hongli HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% on its taxable income generated from operations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

United States

The Company and its Subsidiaries have no presence in the United States and does not conduct business in the United States, so therefore no United States Income Tax should be imposed upon the Company and its Subsidiaries.

PRC

Income Tax

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all PRC companies, including both domestic and foreign-invested companies.

Hongli Shandong obtained its High and New Technology Enterprises (“HNTE”) certificate with a valid period of three years in 2017. Therefore, Hongli Shandong is eligible to enjoy a preferential tax rate of 15% from 2017 to 2020 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Hongli Shandong has further extended its HNTE qualification at the end of 2020 for another three years.

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income were as follows:

	For the years ended December 31
	2020	2019
Current	$239,496	$588,555
Deferred	-	-
Income tax expense	$239,496	$588,555

During the year ended December 31, 2020, the Company received an income tax refund from the tax bureau for the amount of approximately $500,000. The Company believed the possibility of receiving the refund was not more likely than not during the period ended December 31, 2019, and included the refund in the consolidated statements of operations and comprehensive income upon receipt.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the years ended December 31,
	2020	2019
PRC statutory income tax rate	25%	25%
Effect of income tax exemptions and reliefs	(10)%	(10)%
Effect of expenses not deductible for tax purposes	-%	7%
Effect of additional deduction allowed for tax purposes	(6)%	-%
Others	-%	-%
Total	9%	22%

Aggregate undistributed earnings of the Company’s subsidiary, VIE and VIE’s subsidiaries located in the PRC that are available for distribution at December 31, 2020 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC.

The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2020 and 2019, the Company has not declared any dividends.

As of December 31, 2020 and 2019, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of December 31, 2020, income tax returns for the tax years ended December 31, 2016 through December 31, 2020 remain open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2020 and 2019. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises have completed their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The Company’s management has evaluated the Company’s tax positions and concluded that provision for uncertainty in income taxes was not necessary as of December 31, 2020 and 2019.

NOTE 13 – CONCENTRATIONS

Customer concentration risk

For the years ended December 31, 2020 and 2019, three customers accounted for 35% and 32%; 27% and 28%; and 17% and 20%, respectively, of the Company’s total revenues. As of December 31, 2020 and 2019, the same three customers accounted for 34% and 38%; 20% and 16%; and 22% and 24%, respectively, of the Company’s total outstanding balance of accounts receivable.

Vendor concentration risk

For the year ended December 31, 2020, one vendor accounted for 62% of the Company’s total purchase and 42% of the Company’s total outstanding accounts payable as of December 31, 2020. For the year ended December 31, 2019, two vendors accounted for 44% and 11% of the Company’s total purchase. No individual vendor accounted for more than 10% of the total balance of accounts payable as of December 31, 2019.

Exchange Rate Risks

The Company’s PRC subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of December 31, 2020 and 2019, the RMB denominated cash and cash equivalents amounted to $1,434,109 and $280,844, respectively.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the financial strength of the customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and trade accounts receivable. All of our cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 for each financial institution. The Company’s total unprotected cash held in bank amounted to approximately $992,000 and $82,000 as of December 31, 2020 and 2019, respectively. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts

NOTE 14 – RELATED PARTY

The related parties had transactions for the years ended December 31, 2020 and 2019 consist of the following:

Name of the related party	Nature of relationship
Shandong Deshenglong Machinery Manufacturing Co., Ltd.	Controlled by family members of theez CEO
(former name: Weifang Huanuowei Machinery Co., Ltd.)
Yuanqing Liu	Family member of the CEO, Father of the CEO
Jie Liu	CEO of the Company
Hongyu Hao	Family member of the CEO and Vice President of Purchase Dep.
Huimin Lv	CEO assistant of the Company and Vice President of HR & Adm.
Yuanxiang Liu	Family member of the CEO, Uncle of the CEO
Qing Han	Family member of Peng Han, Peng Han’s elder sister
Yongqing Dong	Family member of the CEO
Peng Han	Vice President of Sales Department

Amount due from related parties:

	As of December 31,
	2020	2019
Shandong Deshenglong Machinery Manufacturing Co., Ltd.	$-	$264,711

Amount due to related parties:

	As of December 31,
	2020	2019
Qing Han	$2	$1
Shandong Deshenglong Machinery Manufacturing Co., Ltd.	88	-
Jie Liu	14,582	-
Huimin Lv	797	-
Hongyu Hao	58,802	-
Yuanqing Liu	74,035	-
Yongqing Dong	4,654
	$152,960	$1

During the years ended December 31, 2020 and 2019, balance due from and due to related parties primarily represent monetary advancements and repayments. The amount advanced from and repaid to related parties for the years ended December 31, 2020 and 2019 were $5,423,445 and $4,971,887, and $4,840,487 and $5,557,043, respectively.

NOTE 15 – SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of December 31, 2020 and 2019 were presented after giving retroactive effect to the reorganization of the Company that was completed on April 12, 2021. Immediately before and after the reorganization, the shareholders of Hongli Shandong controlled Hongli Group or the Company. Therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control.

Ordinary shares

On February 9, 2021, Hongli Group was incorporated in the Cayman Islands. As of the date of this prospectus, our authorized share capital consists of $50,000 divided into 500,000,000 Ordinary Shares with a par value of $0.0001 per share. As of the date of this prospectus, 100 Ordinary Shares were issued and outstanding. The shares and per share data are presented on a retroactive basis as if the reorganization had been in existence from the earliest period presented.

NOTE 16 – SURPLUS RESERVE

The surplus reserves in the consolidated balance sheets mainly include the Company’s statutory reserve. In accordance with the relevant laws and regulations of the PRC, the Company is required to set aside at least 10% of its respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of its respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses. During the years ended December 31, 2020 and 2019, nil and $159,078 earnings were appropriated to surplus reserve, respectively.

The statutory reserve of Hongli Shandong amounted to $370,683 as of December 31, 2020 and 2019, respectively.

NOTE 17 – RESTRICTED NET ASSETS OR PARENT COMPANY’S CONDENSED FINANCIAL STATEMETNS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries.

	As of December 31,
	2020	2019
PRC entities
Additional paid-in capital	$610,601	$610,601
Statutory reserves	370,683	370,683
Total restricted net assets	$981,284	$981,284

There were no reportable transactions as of December 31, 2020 and 2019 as the parent company was formed in 2021.

NOTE 18 – SUBSEQUENT EVENTS

On January 8, 2021, the Company entered into a loan agreement with the Bank of Weifang for the amount of RMB1 million (approximately $154,000). The loan bears an annual interest rate of 8%, matures on January 8, 2022, and is guaranteed by the Company’s CEO and his family members and relatives.

The outbreak of the COVID-19 pandemic in China starting from the beginning of 2020 has posed limitations to the Company’s normal operating routine. The Company followed the restrictive measures implemented in China, by suspending onsite operations and having employees work remotely until late February 2020, when the Company started to gradually resume normal operations. The COVID-19 pandemic carries on in the year 2021, and it may have adversely affected the Company’s business operations, financial condition, and operating results for 2021, including but not limited to material negative impact to the Company’s total revenues, slower collection of accounts receivables and significant impairment to the Company’s equity investments. Due to the high uncertainty of the evolving situation, the Company has limited visibility on the full impact brought upon by the COVID-19 pandemic, and the related financial impact cannot be estimated at this time.

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to December 31, 2020 to the date these consolidated financial statements were issued, and has determined that, there are no additional material subsequent events to disclose in these consolidated financial statements other than noted above.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association, which will become effective upon or before completion of this offering, provide that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by the existing or former director (including alternate director), secretary, or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director)’s, secretary’s, or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by the existing or former director (including alternate director), secretary, or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary, or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary, or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary, or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Pursuant to indemnification agreements, the form of which will be filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Number of Ordinary Shares
Hongli Development Limited*	February 9, 2021	97
Hongli Technology Limited	February 9, 2021	3

*	On February 9, 2021, Hongli issued 1 Ordinary Share (“Subscriber Share”) to its subscriber Ogier Global Subscriber (Cayman) Limited (“Ogier Global”) and Ogier Global transferred such 1 Ordinary Share to Hongli Development.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Weifang, People’s Republic of China, on April 16, 2021.

Hongli Group Inc.

By:
Jie Liu
Chief Executive Officer and Director
(Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jie Liu and Guofu Zhang as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Ordinary Shares of the registrant (the “Ordinary Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director	April 16, 2021
Name: Jie Liu	(Principal Executive Officer)

	Chief Financial Officer	April 16, 2021
Name: Guofu Zhang	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America of Hongli Group Inc., has signed this registration statement or amendment thereto in New York, NY on April 16, 2021.

Authorized U.S. Representative

By:	/s/ Arila Zhou
	Name:	Arila Zhou
	Title:	Authorized Representative in the United States

EXHIBIT INDEX

Description
1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Memorandum and Articles of Association

4.1*	Specimen Certificate for Ordinary Shares

4.2*	Form of Underwriter’s Warrant

5.1*	Opinion of Ogier

5.2*	Opinion of East & Concord Partners, People’s Republic of China counsel to the Registrant, regarding certain PRC law matters and the validity of the VIE agreements

5.3*	Opinion of Hunter Taubman Fischer & Li LLC

10.1*	Form of Employment Agreement by and between executive officers and the Registrant

10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers

10.3*	Exclusive business and Cooperation and Management Agreement between Hongli WFOE and Hongli Shandong, dated as of April 12, 2021

10.4*	Exclusive Option Agreement between Hongli HK and Hongli Shandong, dated as of April 12, 2021

10.5*	Equity Interest Pledge Agreement among Hongli WFOE, Hongli Shandong, and the shareholders of Hongli Shandong, dated as of April 12, 2021

10.6*	Power of Attorneys of the shareholders of Hongli Shandong, dated as of April 12, 2021

10.7*	Spousal Consent Letters granted by the spouse of each shareholder of Hongli Shandong, dated as of April 12, 2021

10.8*	Director Offer Letter between Hongli Group Inc. and [●] dated as of [●], 2021

10.9*	Director Offer Letter between Hongli Group Inc. and [●] dated as of [●], 2021

14.1*	Code of Conduct and Ethics

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of RBSM LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Ogier (included in Exhibit 5.1)

23.3*	Opinion of Dentons, People’s Republic of China counsel to the Registrant, regarding certain PRC law matters and the validity of the VIE agreements (included in Exhibit 5.2)

23.4*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.3)

24.1*	Power of Attorney (included on signature page)

99.1*	Consent of [market research provider]

99.2*	Consent of [●]

99.3*	Consent of [●]

99.4*	Request for Waiver and Representation under Item 8.A.4 of Form 20-F

99.5*	Charter of the Audit Committee

99.6*	Charter of the Compensation Committee

99.7*	Charter of the Nominating and Corporate Governance Committee

*	To be filed by amendment.